Exhibit 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.
Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

March 3, 2020

Item 3.
News Release

The news release was disseminated by WEST, and filed on SEDAR, on March 3, 2020.

Item 4.
Summary of Material Change

The Company announced the filing of its National Instrument 43-101 compliant Technical Reports in respect of each of its Efemçukuru Gold Mine in Turkey, effective as of December 31, 2019 (the “Efemçukuru Technical Report”); its Kişladağ Gold Mine in Turkey, effective as of January 17, 2020 (the “Kişladağ Technical Report”) and its Olympias Gold Mine in Greece, effective as of December 31, 2019 (the “Olympias Technical Report”).

The Company today filed three separate technical reports for its Kisladag, Olympias and Efemcukuru projects (the “Technical Reports”). Further to the Company’s news release dated February 20, 2020 (Eldorado Announces 15 Year Mine Life at Kisladag; Provides 2020 Guidance and Long-term Outlook) (“Guidance Release”), these Technical Reports have been prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR profile (www.sedar.com).

Item 5.
Full Description of Material Change

The Company announced the filing of its National Instrument 43-101 compliant Technical Reports in respect of each of its Efemçukuru Gold Mine in Turkey, effective as of December 31, 2019 (the “Efemçukuru Technical Report”); its Kişladağ Gold Mine in Turkey, effective as of January 17, 2020 (the “Kişladağ Technical Report”) and its Olympias Gold Mine in Greece, effective as of December 31, 2019 (the “Olympias Technical Report”).

Technical Report, Efemcukuru Gold Mine, Turkey

The Efemcukuru Technical Report, with an effective date of December 31, 2019, was prepared by the following Qualified Persons as defined by NI 43-101: Ertan Uludag, P. Geo., Imola Gotz, P. Eng., Paul Skayman, FAusIMM, David Sutherland, P.Eng., and Sean McKinley, P.Geo., and has been filed to update certain scientific and technical information regarding the operations at the Efemcukuru Gold Mine.

Technical Report, Kisladag Gold Mine, Turkey

The Kisladag Technical Report, with an effective date of January 17, 2020, was prepared by the following Qualified Persons as defined by NI 43-101: Stephen Juras, P. Geo., David Sutherland, P.Eng., Paul Skayman, FAusIMM, Richard Miller, P.Eng., and Sean McKinley, P.Geo., and has been filed to confirm a 15-year mine life based on the completed long-cycle heap leach testwork and the replacement of the tertiary crushing circuit with a high-pressure grinding roll circuit and to confirm the Company’s updated disclosure of mineral reserves contained in its Guidance Release.

Technical Report, Olympias Mine, Greece

The Olympias Technical Report, with an effective date of December 31, 2019, was prepared by the following Qualified Persons as defined by NI 43-101: David Sutherland, P.Eng., Ertan Uludag, P. Geo., Colm Keogh, P. Eng., Paul Skayman, FAusIMM, and Sean McKinley, P.Geo, and has been filed to update certain scientific and technical information regarding the operations at the Olympias Mine.

For further information regarding the results of the Technical Reports, please refer to the Company’s material change report filed under the Company's SEDAR profile (www.sedar.com).

Efemçukuru Gold Mine

Eldorado, an international gold mining company based in Vancouver, British Columbia, owns and operates the Efemçukuru gold mine in Turkey (the “Project”) through its wholly owned Turkish subsidiary, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi (Tüprag). Eldorado has prepared a technical report on the Efemçukuru gold mine to provide an updated description of the geology and mineralization, mineral resources and mineral reserves, and mine and mill operations in light of the long shelf life of the existing Technical Report whose Effective Date was August 01, 2007 (Technical Report on the Efemçukuru Project, 2007).

Information and data for this report were obtained from Efemçukuru gold mine. The work entailed review of pertinent geological, mining, process and metallurgical data in sufficient detail to support the preparation of the Efemçukuru Technical Report.

The qualified persons responsible for preparing the Efemçukuru Technical Report as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects and in compliance with 43-101F1 are David Sutherland, P.Eng., Sean McKinley, P.Geo., Ertan Uludag, P.Geo., Paul Skayman, FAusIMM, and Imola Götz, P.Eng., whom are all are employees of Eldorado. All of the qualified persons have visited the Efemçukuru Gold mine.

1.
Property Description, Location and Access

The Efemçukuru mine has been an operating underground mine in commercial production since 2011 with facilities consisting of an underground crushing plant, milling and flotation plant, filtration and paste backfill plant, and water treatment plant, along with ancillary buildings.

The Efemçukuru mine site is situated within the Aegean climatic zone, which is characterized by hot and dry summers and warm and rainy winters. The mine is located in İzmir province in western Turkey, approximately 20 km from İzmir, near the village of Efemçukuru (Figure 1). Access to the mine site is via approximately 40 km of paved roads from the city of Izmir to the northeast and county of Menderes to the east (Figure 1). Alternative accesses are from the Seferihisar highway to the west and Izmir-Kavacık road to the northeast. Water is supplied from onsite water treatment sourced largely from underground dewatering and site collection ponds, the plant requires 75 m3 of water per hour.

Power from the nation grid is connected at Çamlı village with a 34.5 kV transmission line, the 15 km line was constructed by Tüprag in 2011 and transferred to the electrical authority.

IZMIR-ISTANBUL HIGHWAY
KAVACIK
IZMIR
IZMIR-ANKARA HIGHWAY
CESME
URLA
MINE SITE
ADNAN MENDERES
INTERNATIONAL
AIRPORT
MENDERES
BADEMLER
EFEMCUKURU
CAMTEPE
SEFERIHISAR
GODENCE
TORBALI
10 km
0
10 km
IZMIR-AYDIN HIGHWAY

Figure 1-1: Property Location Map - Çeşme Peninsula Turkey

The Project land position consists of a single operating license, number 51792, with a total area of 2261.49 ha as of December 2018. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the license area provided fees and taxes are maintained. The license was issued on April 20, 1999 and renewed on August 19, 2013 and is currently set to expire on August 19, 2033. Within the 126.5 ha operating area, forestry land makes up about 80%, treasury land makes approximately 1%. The remaining area is private land and as of May 2018 is 100% owned by Tüprag.

Mining licences in Turkey are divided into 5 groups. The Efemcukuru licence is in group 4 which includes gold, silver, and platinum mines. Royalty rates for group 4 licences are calculated on a sliding scale implemented in 2019. Royalty rates (Table 1) are based on the run of mine (ROM) sales price. The ROM sales price is calculated by subtracting processing, transport, and depreciation costs from the gold and silver revenues. This amount is then multiplied by the appropriate royalty rate. The royalty rates are determined once a year by the General Directorate of Mines based on the average sales price of gold and silver quoted on the London Metal Exchange. Royalty rate for Efemcukuru in 2019 was 7%. Concentrate produced at the Efemcukuru mine is considered the product of ore processing and is eligible for the 40% reduction in the royalty rate.

Table 1: Royalties Calculation

No environmental liabilities have been assumed with the Project.

The Project is fully permitted with no additional permits currently required. All infrastructure required to operate under the reserves disclosed in this report fall under the scope of the existing EIA and operating license.

2.
History

Efemçukuru deposit was discovered by Tüprag in 1992, while carrying reconnaissance work in western Turkey. The area was noted as a base metal and manganese occurrence on records of MTA (Turkish Mineral Exploration Institute) with its old mine workings. Surface evidence of these workings has been found in the form of shallow excavations in the main Kestane Beleni Vein structure as well as Kokarpınar Vein. After Tüprag’s discovery during exploration and early mining stages ancient workings were further identified and it was concluded that the deposit was probably mined during the Roman dynasty two thousand years ago. Later, in early 1900’s a British Company owned the exploration rights and done limited amount of surface work on Efemçukuru deposit.

Between 1992 and 1997, Tüprag conducted extensive exploration work including a magnetic survey and mapping, soil, rock chip, and channel sampling and surface trenching, and in excess of 12,000 m of HQ drilling. The exploration work identified a high-grade vein-hosted gold system consisting of three separate ore zones along the Kestane Beleni structure known as the SOS, MOS, and NOS. The Kestane Beleni NW shoot was named as Mezarlık Tepe earlier, but later work done in the area has shown that it is the continuation and part of the same major Kestane Beleni structure. A metallurgical testwork program was completed to support a conceptual study in 1994 by Tüprag, described a 1,000 t/d underground operation using CIL ore processing.

In 1998, Micon evaluated the geological model and confirmed a measured and indicated resource of 1.87 Mt at 14.26 g/t, with an inferred resource of 660,000 tonnes at 11.99 g/t Au. Later, in 2007 Wardrop Engineering came up with a resource measured and indicated resource of 3.88 Mt at 11.2 g/t, with an inferred resource of 753,000 tonnes at 8.79 g/t Au.

Between 2006 and 2008, a 30,349 m HQ infill drilling program was undertaken along the SOS, MOS, and NOS to further delineate the initial identified resource. Additional diamond drilling was carried out for hydrogeological testing in the vein structure as well as the hanging wall and foot wall rocks.

Additional drilling programs from 2008 to 2010 with step-outs to deeper levels and along strike significantly increased the mineral resource estimate and provided a base for calculating a mineral resource estimate for the NOS. Drilling in 2011 and 2012 focused on a new zone along strike from the NOS, referred to as Kestane Beleni Northwest (KBNW), on down-dip extensions to the SOS and on the Kokarpinar vein, a parallel vein system located approximately 400m east of the Kestane Beleni vein. Exploration drilling programs in 2013 through 2017 tested the Kokarpinar vein over a 3 km strike length, and identified resources in several discrete shoots.

In 2014 and 2015, soil sampling was extended to cover the area west of the Kestane Beleni vein. New vein targets hosted in phyllite were identified in the Karabag and Dedebag areas as a result of this work. The veins are particularly anomalous in silver.

In 2017 approximately 19,765 m of drilling was completed from the Kestane Beleni Drift, to test the extent of the mineralization especially at deeper parts of MOS and SOS-MOS transition area, and Kokarpinar vein. In 2018, 22,867 m of exploration drilling was completed targeting to expand the resource in the Kokarpinar vein and Bati Veins located at the footwall of the Kestane Beleni vein which was discovered later in the year. 4,944 m were also drilled to delineate a mineralized zone at Kestane Beleni NW shoot. In 2019, at Bati and Kokarpinar Veins a total of 26,084 m of exploration and 5,827 m of delineation drilling on Kokarpinar vein was completed.

Eldorado is continuously exploring on the property while mining Kestane Beleni Ore Body since 2011. Table 2 summarizes the drilling at different mineralized ore bearing structures at Efemçukuru. Figure 2 shows the current drilling program in progress.

Table 2: Summary of Drilling on the Efemçukuru Deposit

Figure 2: Current Drilling Program Site

Permitting for the Project was initiated in 1998 and an Environmental Impact Assessment (EIA) study was completed in May 2004. The EIA was submitted to the Ministry of Environment and Urbanization in 2005, and the environmental positive certificate was issued in September of that year. Subsequent to completion of the EIA, a revision was approved in December 2012, allowing for a larger disturbance footprint and an increased mining production rate of 600,000 tonnes per annum.

The Efemçukuru mine started commercial production in June 2011, and ore production ramped up from 435 kt to 520 kt with no major changes on the operation.

3.
Geological Setting, Mineralization and Deposit Types

(a)
Geological Setting and Mineralization

The Efemçukuru gold mine, an intermediate sulfidation epithermal vein deposit, is hosted in the center of a broadly NE-SW trending horst known as the Seferihisar Horst, which regionally exposes basement rocks of the Bornova Flysch in the Menderes Massif. The flysch predominantly comprises lower greenschist facies schist with intercalations of mudstone, fine-grained sandstone, limestone and marly sandstone. Bedding dip directions of the flysch sequence across the entire Seferihisar Horst outline a broad, asymmetric NE-trending syncline.

Local geology consists of intermediate sulfidation veins hosted by a low-grade metamorphic sequence of very fine-grained, black to dark grey shales to phyllite and schist that have been locally folded and intruded by rhyolite dikes. Mineralogy of the phyllites is fine-grained quartz, feldspar, muscovite, chlorite and rare biotite. The mineralogy of the schist is similar to the phyllite, comprising strongly deformed quartz, feldspar, chlorite and muscovite. A calc-silicate alteration, locally termed hornfels, occurs in a broadly NW-trending pattern in the center of the deposit area. The alteration commonly occurs as alternating dark green and tan-grey bands within meta-sedimentary rocks. The contact between calcsilicate alteration and phyllite is gradational. Rhyolite occurs throughout as 1 to 5 m wide NW-striking dikes. Contacts of the rhyolite dikes with the flysch units are usually sharp.

Two major broadly, NW-SE striking epithermal vein systems occur at Efemçukuru, namely Kestane Beleni and Kokarpınar, with strike extents of approximately 2 km and 4 km respectively. Both veins cut the rhyolite dikes, calc-silicate alteration and unaltered phyllite and schist. At surface, the veins are up to 5m wide and occur as multi-phase, brecciated, banded crustiform-colloform, and massive quartz-rhodochrosite veins. The epithermal veins at within these vein systems contain multiple ore shoots with zoned mineral and metal distributions and a complex paragenesis. The 2 km long Kestane Beleni vein hosts the major gold resource and reserve at Efemçukuru and comprises four ore shoots: SOS, MOS, NOS, and KBNW. The Kestane Beleni vein has a distinct mineralogical zonation with the proportions of Mn‐silicate and carbonate and sulfide vein material varying across the vein system. Mn-rich vein assemblages are most abundant in the upper portions of the SOS, whereas the sulfide content of the MOS and NOS, particularly at depth, is much higher.

(b)
Deposit Types

The formation of the Efemçukuru gold deposit in western Anatolia coincided with Miocene extension, magmatism and hydrothermal activity including the formation of several other significant gold-rich porphyry and epithermal deposits in the region.1 In detail, Efemçukuru can be classified as an intermediate sulfidation epithermal vein deposit due to its high-base metal content and the Mn-rich nature of the veins, analogous to intermediate-sulfidation epithermal veins of Mexico.2 The dominantly NE dipping Efemçukuru veins formed within faults that had east side down normal‐dextral (right lateral) shear sense.

1 Baker, T., 2019, Gold±Copper Endowment and Deposit Diversity in the West Tethyan Magmatic Belt, Southeast Europe: Implications for Exploration: Economic Geology, In Press.

2 Simmons, S.F., White, N.C., and John, D.A., 2005, Geological characteristics of epithermal precious and base metal deposits: Economic Geology 100th Anniversary Volume, p. 485–522.

Classic porphyry-epithermal models commonly show epithermal deposits forming on the periphery of higher temperature and deeper magmatic-hydrothermal systems such as porphyry and/or skarn deposits.3 The spatial and temporal distribution of rhyolite, high temperature calc-silicate alteration, and intermediate sulfidation epithermal veins support a magmatic-hydrothermal origin. Furthermore, detailed carbon and oxygen isotope analysis of vein carbonates indicate a mixed meteoric and magmatic source for the hydrothermal fluids and strongly support degassing and boiling of magmatic fluids in the generation of the main high grade epithermal veins.4

4.
Exploration

Prior to modern exploration and mining, Turkish Mine Exploration Institute records documented Efemçukuru as a manganese occurrence. However, it is believed that Romans mined the deposit in ancient times. Later, in the early 1900s, a British Company owned the exploration rights and carried a limited amount of work on the Efemçukuru deposit.

Modern exploration activity at Efemçukuru began in 1992, when Tüprag geologists recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tüprag conducted ground magnetic surveys, rock chip and soil sampling, geological mapping and 6,000 metres of diamond-drilling focusing primarily on the Kestane Beleni vein. This work identified high-grade gold mineralization in three separate zones: the SOS, MOS, and NOS. Later exploration identified the Kestane Beleni north west shoot (KBNW).

Infill drilling in 1997 and 1998 provided the basis for an initial resource estimate for the SOS and MOS, and a prefeasibility study was completed in 1999. Drilling programs from 2006 to 2010 significantly increased the mineral resources along strike to the north and downdip, and resulted in the first resource estimate for the NOS. Drilling in 2011 and 2012 focused on a new zone, KBNW, along strike from the NOS. Exploration since 2010 has focused on the Kokarpinar vein located east of, and oriented subparallel to, the Kestane Beleni vein. In 2018, the Bati veins were discovered in the footwall to the Kestane Beleni vein. In total over 175,000 km of drilling have been carried out at Efemçukuru (Table 3 and Figure 3).

Table 3: Exploration Activity Summary for Efemçukuru Mining Area

3 Sillitoe, R.H., and Hedenquist, J.W., 2003, Linkages between volcanotectonic settings, ore-fluid compositions, and epithermal precious metal deposits: Society of Economic Geologists, Special Publication 10, p. 315–343.

4 Boucher, K., 2016, The structural and fluid evolution of the Efemçukuru epithermal gold deposit, western Turkey: M.Sc thesis, Vancouver, BC, Canada, The University of British Columbia, 466p.

497000
498000
499000
Legend
Drill Holes
Phyllite
Schist
Spilite
Marble
Rhyolite
Hornfels
Transitional Hornfels
Polymictic Breccia
Vein
4239000
4238000
N
0
0.5
1
Km
497000
498000
499000
4239000
4238000

Figure 3: Exploration drilling at Efemçukuru

Geological mapping at 1:5,000 scale was carried out over the Kestane Beleni vein in the early stages of exploration. To date, a total area of 24 km² has been mapped at Efemçukuru, including detailed geological mapping over the entire strike length of the Kestane Beleni, Kokarpinar and Bati vein systems. In addition mapping of the underground mine developments is ongoing. The surface and underground mapping, in addition to drill hole logging combined with structural data have been used to model the vein systems in 3D and help define new mineralized targets around the mine.

The total of 5,004 rock chip samples have been collected across the majority of outcropping veins on the property and 868 trench samples were obtained from 20 trenches. These data have helped prioritize drill targets but have not been used in the resource estimations.

Nearly 150 line km of ground geophysics have been conducted on the property to assist in identifying the epithermal vein systems (Table 3). This includes ground magnetic and IP and gradient IP surveys.

Mine exploration from underground has helped identify new mineralized targets and extensions at Efemçukuru. Targets include the down-dip extensions of the SOS and the MOS that have been assessed through underground exploration drilling from a hangingwall development named the Kestane Beleni HW drift. In 2017-2018, 9,440 m of diamond drilling in 28 holes was completed from the drift and extended gold mineralization down to 200 m RL. In 2019 mine exploration drilling has focused on the deeper parts of the Bati vein in the footwall to Kestane Beleni.

5.
Drilling

The Efemçukuru gold mine has seen numerous diamond drill campaigns since 1992. A total of 903 exploration and resource delineation drillholes, drilled from surface and underground locations and totaling 216,000 m, have been drilled to 2019. Infill drilling programs, designed to increase the geologic confidence in gold grade distribution and mineralization contacts just ahead of mining, generally drill 30,000 m annually from underground stations. These programs also convert indicated resources to measured resources.

Standard logging and sampling conventions were used to capture information from the drill core. The core was logged in detail onto paper logging sheets, and the data were then entered into the project database. Specific gravity measurements were made on mineralized intervals as well as adjacent wall rock on each side. The core was photographed before being sampled.

Core recovery in the mineralized units was very good, averaging 97% for over 92% of core intervals in the mineralized zones. The relatively small number of poorer recovery intervals should have negligible impact on the Efemçukuru mineral resource estimate.

6.
Sampling, Analysis and Data Verification

All samples from the Efemçukuru gold mine drilling are assayed for gold by 30 g fire assay with an AA finish for multi-element determination using fusion digestion and inductively coupled plasma spectroscopy (ICP) analysis. Samples that returned assays greater than 10 ppm were re-assayed by fire assay with a gravimetric finish. Eldorado employs a comprehensive quality assurance and quality control (QA/QC) program as part of the assaying procedure, involving regular insertion of Certified Reference Materials (CRMs), duplicates and blank samples. Site geologists regularly monitor the performance of CRMs, blanks and duplicates as the assay results arrive on site.

All collected and assayed data were imported into Efemçukuru mine’s database. An in-house interface was used for data entry. This interface uses numerous data verification and cross-checking protocols to ensure the quality of the data being entered. A “quarantine” system is in place to hold information until validated and checked. Release can only be made by the database administrator. Assay data are imported directly from the laboratory’s csv file. Drilling data such as collar surveys, down hole surveys, assays and logged lithologies are routinely cross checked against original source files. Discrepancies are rare but when observed, immediately corrected. As a result of these checks and balances, the data supporting the Efemçukuru resource work are sufficiently free of error and adequate for resource estimation.

In Eldorado’s opinion, the QA/QC results demonstrate that the Efemçukuru mine’s assay database is sufficiently accurate and precise for the resource estimatio

7.
Mineral Processing and Metallurgical Testwork

The Efemçukuru concentrator has been successfully processing ore from Efemçukuru mine since commissioning in mid-2011. The original process flowsheet was designed to produce gold doré from the gravity concentrate and from the gold-containing sulfide minerals flotation concentrate. However, production of gravity concentrate has been considerably lower than what was estimated in the feasibility study (expected 30 % recovery) and thus, the process flowsheet was revised in 2018 to produce only flotation concentrate for sale. This had no effect on overall recovery because gravity concentrate was recovered from the flotation concentrate.

Metallurgical tests have been performed using variability ore samples (8 samples) and composite samples representing south ore shoot (SOS) and middle ore shoot (MOS) during feasibility study. Process flowsheet was designed based on this testwork program. Another metallurgical testwork program was undertaken by Wardell Armstrong International (WAI) in 2016 to update the information about metallurgical characteristics and flotation behaviour of main ore types from SOS, NOS and MOS.

8.
Mineral Resources Estimates

The mineral resource estimates for Efemcukuru consist of 3D block models formed on the Kestane Beleni, Kokarpinar and Batı epithermal vein systems. Creation of these models utilized a commercial mine planning software package (Geovia Gems). Currently, mining only occurs within the Kestane Beleni vein system. Gold mineralization at Efemcukuru, primarily occurring in the principal veins, can only be confirmed through assays. Domains to control grade interpolation are, by necessity, grade based. For the Efemcukuru mineralization, creation of the modeling domains used a 2.0 g/t Au grade threshold and general vein geometry. Risk posed by extreme gold grades were examined. The examination showed a risk does exist and was mitigated by a series of assay gold grade caps (40 to 200 g/t). Prior to grade interpolation, the assay data were composited into 1 m fixed length composites.

Modelling consisted of grade interpolation by ordinary kriging for Kestane Beleni domains and inverse distance weighting to the second power (ID) in the remainder of the zones where data was too limited to create correlograms. Nearest-neighbour (NN) grades were also interpolated for validation purposes. No grades were interpolated outside the modeling domains. The search ellipsoids were oriented preferentially to the orientation of the vein in the respective domains. A two-pass approach was instituted for interpolation. The first pass required a grade estimate to include composites from a minimum of two holes from the same estimation domain. The second pass allowed a single hole to place a grade estimate in any block that was uninterpolated from the first pass. The gold model was validated by visual inspection, checks for global bias and local trends and for appropriate levels of smoothing (change-of-support checks).

The mineral resources of the Efemçukuru mine were classified using logic consistent with the CIM definitions referred to in NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories.

Efemcukuru mine mineral resources, as of December 31, 2019, are as follows, reported at a 2.5 g/t Au cutoff grade:

Table 4: Efemçukuru Gold Mine Mineral Reserves as of December 31, 2019

9.
Mineral Reserves

The Efemçukuru has produced 3.7 Mt of ore at an average grade of 7.6 g/t Au as of December 2019, using combination of drift and fill and longhole open stoping methods. A planning cut-off grade (COG) of 3.68 g/t Au was calculated based on Eldorado’s mineral reserves gold price of $1250/oz, the 2020 budget costs and a steady state life of mine (LOM) production profile. The 2020 budget costs are supported by 2019 actual production costs. Use of the Deswik Stope Optimizer software identified potentially mineable material in the form of mining shapes for both drift & fill (DAF) and longhole open stoping (LHOS) mining methods. Dilution was captured as internal dilution (mining shape) and planning (overbreak). The latter equalled 16%. A mining recovery factor of 96% was also implemented. Both of these factors are defended by regular reconciliation and stope closure exercises.

The mineral reserves of the Efemçukuru Project were classified using logic consistent with the CIM definitions referred to in the National Instrument 43-101-Standards of Disclosure for Mineral Projects (NI 43-101). The mineralization of the project satisfies sufficient criteria to be classified into proven and probable mineral reserves. Only measured and indicated mineral resources were converted, using appropriate modifying factors, to mineral reserves. The mineral reserves are inclusive to the mineral resources.

Mineral reserves for the Efemçukuru deposit were prepared by Eldorado Gold and Efemçukuru technical services staff. The mineral reserve estimate is summarized in Table 5 and has an effective date of December 31, 2019.

Table 5: Efemçukuru Mineral Reserves Effective December 31, 2019

10.
Mining Operations

Efemçukuru mine employs small-scale underground mechanized mining methods to exploit the narrow, high- grade, subvertical mineralization. The Projected mine life is 7 years at current production rate of 510,000 t/yr.

The current mine layout has the following features:

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Four declines (SOS, MOS, NOS and KBNW), each covering approximately 400 m strike extent.

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Two surface portals (south and north).

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One surface conveyor adit for conveying crushed ore to the surface crushed ore bins.

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Four primary ventilation surface exhausts (south, central, north and northwest) and one fresh air raise for NOS.

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Link drives connect declines and serve as a secondary egress from the mine.

The mine plan is based on the combination of drift-and-fill and longhole-open-stoping methods. Both DAF and LHOS stopes are mined concurrently from multiple production blocks to fulfil production requirements. Overall, the production blocks are mined in a top-down sequence, but stopes within a production block are mined bottom-up (overhand).

A geotechnical domain model has been developed and updated for geotechnical logging of exploration and stope definition drilling information. At Efemçukuru the rock mass has been classified by the widely used Q-System by adopting characterization logging values to determine Q input parameters. The selection of DAF and LHOS mining methods is primarily based on the orebody geometry (width and dip) and the expected ground conditions determined through geotechnical assessment. Regular geotechnical assessments indicate that the current mining method, stope sizes, and mining sequence will not change significantly change over the LOM.

The mine operates seven days a week and three shifts a day. This annual schedule is equivalent to 365 days per year of operation.

11.
Mineral Processing and Recovery Methods

The Efemçukuru operation is an underground mine with facilities consisting of an underground crushing plant, milling and flotation plant, filtration and paste backfill plant, and water treatment plant, along with ancillary buildings. The process plant produces a gold-containing bulk sulphide rich flotation concentrate. Major sulfide minerals comprise pyrite, sphalerite and galena. Small percentage of chalcopyrite is also present. Major gangue minerals consist of quartz and manganese-minerals. Gold is generally fine-grained and primarily associated with pyrite and galena. Pyrite and sphalerite generally show good liberation, with improving liberation for the fine size fractions. Galena also shows improving liberation for the fine size fractions.

Optimum primary grind size was determined to be 80% passing 63 µm. The reagents used in flotation were; sodium bisulfite (NaHS) as sulfidizing agent, copper sulfate (CuSO4.5H2O) as activator, xanthate (SIBX) as collector, S-8045 as promoter and OrePrep F-549 as frother. In most cases, gold recovery is proportional to sulfur recovery and has averaged about 93 to 94% in recent years.

Run-of-mine ore is crushed underground and transferred to two ore storage bins on surface via a conveyor. The two ore storage bins allow for blending of different ore types feeding the process plant feed to target a desirable gold/sulfur ratio and reduce contents of penalty elements for concentrate sales.

The comminution circuit consists of a SAG mill operated in closed circuit with a pebble crusher, a ball mill operated in closed circuit with hydrocyclones and a flash flotation cell.

Ball mill discharge is treated in a flash cell to recover the fast-floating liberated sulfide mineral particles and prevent overgrinding of gold containing particles. Overflow from hydrocyclones is sent to a rougher/scavenger flotation bank.

Flotation circuit consists of a rougher/scavenger flotation bank and two parallel cleaner flotation banks. Concentrates from flash flotation cell and the first two cells of the rougher/scavenger bank are combined and upgraded in cleaner bank 1. Rougher cells 3-6 concentrate are treated in cleaner bank 2. Concentrates from cleaner banks 1 and 2 are combined and sent to the final concentrate thickener.

Underflow of the concentrate thickener is filtered and the filtered concentrate is stored in big bags for shipping. The tailings are sent to a tailings thickener. The final tails are filtered. A portion of the tailings is used in the underground paste backfill plant, and the rest is dry stacked in the TSF.

Column flotation as the third cleaner flotation stage increases concentrate quality and reduces concentrate tonnage with negligible gold recovery loss. A project was initiated in late 2019 for design and installation of column flotation cells in the circuit. Based on mass balance and simulation studies performed using plant surveys and pilot scale column flotation tests, two flotation column cells of 1.8 m (diameter) x 8 m (height) will be installed and commissioned in 2020. The two column flotation cells can be operated in parallel or in series as the third cleaner flotation stage depending on plant requirements.

12.
Infrastructure, Permitting and Compliance Activities

The Project infrastructure is well established with no upgrades anticipated for the existing access road, power or water supplies.

Management of the site water will use the existing ponds and an additional pond at the tailings management facility (TMF). The water treatment plant is appropriately sized to include the new facilities. The constructed areas will be sloped and ditched appropriately to tie into the existing systems.

Existing ancillary buildings will continue to be utilized such as the warehouse and administration buildings. A new change room facility will be installed for the personnel that will be working in the mill.

Tüprag conducted baseline studies throughout the early 2000’s prior to development. An EIA was submitted in 2005 and was approved with Environmental Positive Certificate being granted in September 2005. Since mining began in 2011, Efemçukuru mine operations have routinely collected environmental data outlined in the Environmental Management Plan (EMP) and submitted data to the relevant government agencies.

Tüprag submitted an application for revisions to the EIA and received approvals for the revisions in 2012 and 2015 to allow for larger facilities. Amendments to the Environmental Licenses were requested and granted in 2012, 2015, 2017, and 2018.

The process of obtaining the necessary permits for a mining operation in Turkey is similar to the European Union EIA Directive process.

Table 6 lists key Project permits obtained prior and during mining to date, including the date and the governmental authority that issued them:

Table 6: Permits Obtained Prior to Mining and During Mining at Efemçukuru

Forestry Permit Exploration Drilling	2013-03-14	Ministry Forest And Water Affairs
Forestry Permit Exploration Drilling Access Road	2017-05-04	Ministry Forest And Water Affairs
Forestry Permit Exploration Drilling	2017-05-04	Ministry Forest And Water Affairs
Forestry Permit Power Line	2010-12-22	Ministry Forest And Water Affairs
Forestry Permit Power Line	2017-05-04	Ministry Forest And Water Affairs
Forestry Permit Operation	2008-02-25	Ministry Forest And Water Affairs
Forestry Permit Operation	2010-07-28	Ministry Forest And Water Affairs
Forestry Permit Operation	2012-04-30	Ministry Forest And Water Affairs
Forestry Permit Operation	2017-05-04	Ministry Forest And Water Affairs
Purchase and Use of Explosive Certificate	2008-12-02	İzmir Security Directorate
Purchase and Use of Explosive Certificate	2009-12-31	İzmir Security Directorate
Purchase and Use of Explosive Certificate	2011-12-01	İzmir Security Directorate
Purchase and Use of Explosive Certificate	2014-11-18	İzmir Security Directorate
Purchase and Use of Explosive Certificate	2017-11-08	İzmir Security Directorate
Underground Explosive Magazine	2013-09-18	İzmir Security Directorate
Energy Permitting	2010-06-21	TEDAŞ
Provisional Acceptance Certificate of Yelki Substation	2011-12-26	TEDAŞ
After upgrading switchgear in Yelki Substation, new Provisional Acceptance Certificate	2014-08-27	TEDAŞ
Provisional Acceptance Certificate of Mine Site Electrical Installation	2011-04-12	TEDAŞ
Provisional Acceptance Certificate of Bademler Substation	2011-03-21	TEDAŞ

13.
Capital and Operating Costs

Efemçukuru is fully constructed and operating, and actual costs form the basis of future operating and sustaining cost estimates. All costs are expressed in US dollars.

Mining sustaining capital costs include mine development, paste backfill borehole development, purchase of additional equipment, equipment leasing costs and health and safety initiatives (Table 7).

Additional growth capital cost is included for the supply and install of a column flotation system to improve the concentrate quality. The column cells will be commissioned in 2020.

Table 7: Capital Cost Summary

The underground mine operating costs were estimated based on actual 2019 operating costs and 2020 budget estimates that allow for maintaining a steady state production profile.

The underground operating costs include all consumables (ground support, explosives, services, cement, aggregates and fuel) and equipment required to meet the development and production schedule objectives. The operating unit costs for mobile equipment and fuel consumption rates were largely obtained from historic mine data. Labour requirements were developed to support the operation and maintenance of the fleet and for the general operation of the underground mine. All these estimates are in line with manpower levels.

General and administrative costs are based on current personnel requirements and salaries. Adjustments have been made if known changes, such as increasing manpower, are required in future. General supplies are based on the current operating experience.

Process operating costs were based on current annual consumption of process reagents, major wear parts, and utilities. Budget quotations were obtained for supply of all significant consumables and utilities. Power consumption is based on 2019 operating experience.

Unit rates representative to a steady state peak production profile are summarized in Table 8.

Table 8: Operating Cost Summary

14.
Economic Analysis

An economic analysis of the Efemçukuru mine shows a 6 year mine life yielding an undiscounted cumulative cashflow of US$341.2 M and an NPV of US$278.3 M are estimated (pre-tax) based on the following:

●
Discount rate of 5%.

●
Development cost of US$2,154 per metre of waste development.

●
Operating cost of US$38.05 per ore tonne.

●
Total gold recovery of 87.5 % after processing, smelting and refining.

●
Process plant throughput of 510,000 tonnes per annum

●
Gold price of US$1,400 per ounce.

●
Silver price of US$18.00 per ounce.

●
Transport and refining cost of US$118.48 per mined Au ounce.

●
Capital costs outlined in Table 7

The economic model was subjected to a sensitivity analysis to determine the effects of changing metal prices and capital and operating expenditures on the Project financial returns (Figure 4 and Figure 5).

Figure 4: LOM Plan NPV Sensitivities based on Cost Variation

Figure 5: LOM Plan NPV Sensitivities based on Au Price Variations

The Project is most sensitive to gold price. A 40% reduction in the gold price results in zero NPV. The next most-sensitive project variable is the operating cost. An increase of 40% in the operating costs alone does not significantly impact the viability of the Project, with a resultant NPV of approximately US$235 M.

15.
Exploration, Development and Production

Mine planning by the Efemçukuru team have generated extended mine designs with the inferred resources beyond the beyond the proven and probable material stated in the Efemçukuru Technical Report. The expanded reserve adds over another year of operation. Exploration will continue in an effort to convert the inferred reserves.

The LOM plan shows that Efemçukuru has a production life of almost 7 years and can sustain a production rate of 510 K tpa until the end of 2025, based on the current mineral reserves.

The mine has a strong long-term potential for increased mine life through ongoing exploration activities. In this regard, the strategic focus will continue to be aimed at exploration and infill drilling particularly for Kokarpinar and Batı Vein resources.

It is concluded Efemçukuru has a solid working history and that the work completed in the technical study indicate that the mineral resource and mineral reserve estimates and Project economics are sufficiently defined to indicate that the Project remains technically and economically viable.

The technical study outlines a solid technical and economical assessment for the Efemcukuru mining operation. It is recommended to proceed studies to further optimize and improve operations.

●
Continue with drilling programs to seek ancillary vein systems near strike and other targets in the region.

●
Study narrow vein mining techniques for thinner structures.

●
Investigate ore sorting and dense media separation to minimize dilution.

●
Continue studies for process solutions to upgrade the gold concentrate.

Kişladağ Gold Mine

Eldorado owns and operates the Kişladağ gold mine in Turkey through its wholly owned Turkish subsidiary, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi (Tüprag). Eldorado has prepared a technical report of the Kişladağ gold mine in support of a material change in ore processing relative to the existing NI 43-101 Technical Report whose Effective Date was March 16, 2018.5 After a period of successful test work on extended gold leaching, the Kışladağ mine has recently returned to being a heap leaching operation. This report describes the new metallurgy and field leaching procedures that form the basis of updated economics of the operation and its new mineral reserves.

Information and data for this report originated from the Kışladağ gold mine. The work entailed review of pertinent geological, mining, process and metallurgical data in sufficient detail to support the preparation of the Kişladağ Technical Report.

The qualified persons responsible for preparing the Kişladağ Technical Report as defined in NI 43-101 and in compliance with 43-101F1 are David Sutherland, P.Eng., Sean McKinley, P.Geo., Stephen Juras, Ph.D., P.Geo., Richard Miller, P.Eng. and Paul Skayman, FAusIMM, whom are all employees of Eldorado. All of the qualified persons have visited the Kışladağ gold mine.

1.
Property Description, Location and Access

The Kişladağ gold mine has been an operating open pit mine in commercial production since 2006 with surface facilities consisting of a crushing plant, heap leach pads and an adsorption, desorption, regeneration (ADR) plant, along with ancillary buildings.

5 Eldorado Gold Corporation, 2018, Technical Report, Kışladağ Milling Project, Turkey, NI 43-101 Technical Report, March 2018.

Kişladağ is located in west-central Turkey lying 180 km to the west of the Aegean coast between Izmir and Ankara. The Project site lies 35 km southwest of the city of Uşak, which has a greater area population of approximately 370,000 inhabitants and near the village of Gümüşkol. The mine site sits on the western edge of the Anatolian Plateau at an elevation of approximately 1,000 m, in gentle rolling topography. The climate in this region is arid with warm dry summers and mild wet winters.

There are no permanent water bodies in the area and water supply is limited to ephemeral streams and shallow seasonal stock ponds. Water is supplied to the mine from various well fields with a capacity of approximately 280 m3 per hour. A dam was constructed in partnership with the water authority in 2016 and is connected to the site to serve as an additional reservoir to support operations.

The Turkish Electricity Distribution Corporation provides power to the site via two transmission lines from the Uşak industrial zone, 154 kV (27.7km) and 34.5 kV (25km).

The Kişladağ Project land position consists of a single operating licence, number 85995, with a total area of 17,192 ha. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the licence area provided fees and taxes are maintained. The licence was issued on April 9, 2003 and renewed on May 10, 2012 and is currently set to expire on May 10, 2032. Duration of mining licence can be extended if the mine production is still going on at the end of licence period.

Based on current Turkish legislation, an annual royalty is paid to the Government of Turkey, calculated on the basis of a sliding scale according to the average LME gold price during the calendar year, less some costs associated with ore haulage, mineral processing and administration. At the current budgeted gold price of $1,400/oz Au, a 7.0% royalty is in effect, with an allowance for in-country processing of 40%, hence reducing the royalty rate to 4.2%. Allowable deductions for processing and haulage costs further reducing the effective rate to approximately 2.8%. The corporate income tax rate applicable to profits of Kişladağ in 2018-2020 was 22% %. From 2021 onwards, the effective tax rate is expected to return to 20%.

2.
History

Eldorado acquired the Kişladağ property from Gencor Limited of South Africa in July 1996, as part of their portfolio of assets in Brazil and Turkey. The original prospect was identified by Tüprag geologists in 1989 from satellite image interpretations and confirmed through ground reconnaissance and geochemical sampling programs.

Since 1996, Eldorado’s exploration activities at Kişladağ have focused primarily on the zone known locally as Gökgöz Tepe, using principally geochemical soil and rockchip sampling, coupled with geological mapping. On the basis of this work, a gold anomaly was identified along the north slope of Gökgöz Tepe extending approximately 1,200 m on strike by 600 m wide. This work was followed in 1997 by 2,745 m of trench sampling, and 1,638 m of percussion drilling, which confirmed the mineralization in the shallow subsurface down to approximately 50 m over the footprint of the soil anomaly.

In 1998, a six hole HQ (96 mm outer diameter (OD) and 63.5 mm inner diameter (ID)) diamond drilling program (1,059 m) probing the main anomaly target intersected gold mineralization to depths of greater than 250 m and effectively confirmed the potential for large low grade bulk tonnage gold deposit. In 1999, an additional 5,000 m of HQ core drilling and 1,600 m of trenching extended the strike length and depth of the deposit. Based on the trenching, percussion drilling and core drilling data available to that date, Micon International (Micon) and Eldorado identified a measured and indicated resource of 42.8 Mt of 1.49 g/t, plus an inferred resource of 31.1 Mt at 1.35 g/t (all based on a 0.8 g/t cutoff grade).

In 2000, a reverse circulation (RC) drill program totaling 7,580 m (and 577 m of diamond drill hole (DDH)) led to a revised resource estimate and a significant increase in the deposit’s contained metal content. That year, Micon reported a measured and indicated resource of 125.97 Mt for the deposit at an average grade of 1.20 g/t Au. This is equivalent to 4.85 Moz of contained gold (using a cutoff grade of 0.4 g/t Au).

In 2002, a combined total of 10,582 m (RC, DDH and Percussion) was completed.

In 2003 to 2004, the drilling campaigns continued and a total of 8,499 m (RC and DDH) were drilled including 1,384 m for open pit geotechnical purposes. These geotechnical holes were also assayed and results were used for resource-reserve calculations later on.

Metallurgical test work initiated during 1999 and 2000 by Eldorado indicated that the ore would be amenable to heap leaching, and in 1999 Eldorado was granted a Site Selection Permit by the Turkish authorities for a gold mining operation at the Kişladağ Project site. Early receipt of this permit was made possible by the high level of support the Project has received from within the Uşak province as well as at the central government level.

In 2001 Eldorado commissioned a prefeasibility study with Kilborn Engineering Pacific Limited (Kilborn), based on the concept of recovering gold by heap leaching. This study considered an operation to treat 3.4 Mtpa of material based on an owner operated mining fleet and a three-stage crushing circuit generating a final crush size of 100% minus 8 mm. The objective of this approach was to minimize capital expenditure in the early years and allow for expansion to develop the total resource at a later date. Initial capital cost was estimated to be US$47.4 M with a cash operating cost estimated at US$154/oz and an average annual gold production of 103,600 troy ounces.

Subsequent to issuing the prefeasibility study, Kilborn was asked to review the Project conditions in light of devaluation of the Turkish currency and to incorporate contract mining and utilizing used crushing equipment. An Addendum to the prefeasibility study was issued in December 2001, presenting a revised initial capital cost estimate of US$29.6 M and a cash operating cost estimate of US$149/oz.

In April 2003, a bankable feasibility study was completed by Hatch. The study envisaged a staged increase in production over a five year period from an initial production target of 5 Mtpa increasing to 10 Mtpa in Year 5. An optimization study was subsequently completed in July 2003, which generated a total life of mine capital cost estimate for the project of approximately US$138.5 million.

A technical report with a proven and probable mineral reserves equal to 115 Mt at a grade of 1.23 g/t Au (oxide cut-off 0.35 g/t Au; sulphide cut-off 0.50 g/t Au; gold price – US$325/oz) was declared and supported by Hatch.6 Subsequent to the Hatch report additional drilling information was received and a new resource report was completed with declared measured and indicated mineral resources of 215 Mt grading 1.04 g/t Au (0.40 g/t Au cut-off) and supported by Micon.7

Construction work started with access road construction in 2004. Work continued into 2006 with leach pad area preparation, construction of crushing, screening and ADR plants and ancillary buildings. Open pit production started in 2005. All construction work for the first phase was completed in early 2006 and commercial production was declared in July 2006.

6 Hatch, 2003, Technical Report Kışladağ Project, Feasibility Study, NI 43-101 Technical Report, March 2003.

7 Micon, 2003, 2003 Update of Resources, Kışladağ Project, Usak, Turkey, NI 43-101 Technical Report, September 2003.

Expansion of the crushing-screening plant to 10 Mtpa followed commercial production, with completion of the additional capacity in April 2007.

The operation was shut down in August 2007 after the Environmental Positive Certificate for Kişladağ had been challenged by a third party. The injunction was lifted in February 2008 and operation resumed in March 2008.

Owner operation in the pit replaced the mine contractor in September 2008.

Kişladağ operations further expanded during 2010 and in February 2011 the plant throughput increased to a rate of 12.5 Mtpa, with further optimizations to a rate of 13.1 Mtpa achieved in 2015 and 2016.

In 2015, detailed engineering was largely completed to expand the Kişladağ operations to process 20 Mtpa. The proposed design was to add a new 7.5 Mt/a, three-stage crushing circuit and a new primary crushing system to feed the new and existing plants. As a result of falling gold prices and other corporate capital projects the project was indefinitely cancelled.

In anticipation of the expansion, several infrastructure improvement projects were completed, notably, a new 154 kV substation with the capacity of 100 MVA and additional mining equipment.

In 2017 Eldorado completed an internal concept study followed by an internal scoping study to assess options for a milling circuit. These studies were supported by a large metallurgical testwork program. A prefeasibility level design of the milling circuit in February 2018 to support to support a 43-101 Technical Report published March 2018. The report supported furthering the engineering and basic engineering for the mill was completed December 2018.

Crushing operations were suspended in April 2018 to conserve ore for milling and further evaluate the future options for the mine site. Heap leaching of existing placed material continued during this period. Prior to the suspension, a decision was taken to place some high grade material on a lined section of the pad, to study the overall recovery without the effect of the large leach pad, which was making metallurgical control difficult. This material leached as expected, and after 120 days, the predicted 42% recovery was achieved. Extended leaching and rest periods with no irrigation allowed us to recover nearly 60% of the gold with a leach cycle that was extended to 250 days. This formed the basis for the extended testwork program of extended time column tests and the longer-term IBRT test.

3.
Geological Drilling and Sampling

Western Turkey is host to several major porphyry and epithermal gold deposits including the Kişladağ porphyry gold mine, Efemçukuru intermediate sulfidation gold mine and Ovaçik low sulfidation gold mine. The gold-rich region is part of the Western Tethyan orogeny defined by a series of magmatic belts that have a strike length of over 3,600 km extending from Romania through Turkey, Iran, and continuing to the east through Pakistan into Central and Eastern Asia. The magmatic belts in Turkey trend younger in age north to south. In the north, Cretaceous to Paleogene subduction-related arc magmatism along the Pontide range transitions to post-collision, extension related Neogene magmatism in central and western Anatolia.8 Deposits associated with the magmatism include a wide variety of porphyry, epithermal and sediment-hosted base and precious metal deposits.9

8 Agostini, S., Doglioni, C., Innocenti, F., Manetti, P., and Tonarini, S., 2010, On the geodynamics of the Aegean rift: Tectonophysics, v. 488, p. 7-21.

9 Richards, J. P., 2015, Tectonic, magmatic, and metallogenic evolution of the Tethyan orogen: From subduction to collision: Ore Geology Reviews, v. 70, p. 323–345.

Kışladağ gold mine is a gold-only porphyry deposit located in the eroded Miocene Beydağı stratovolcano in western Turkey. The gold mineralization occurs mainly within monzonite intrusive rocks emplaced within and above pre-Cretaceous Menderes metamorphic rocks. Deformation within the Beydağı volcanic sequence is minor in and around the deposit. Stratigraphic layering dips gently radially outward from the eroded center of the volcanic system, with no evidence of fault-related tilting.

The Kışladağ deposit is hosted by a suite of nested subvolcanic monzonite porphyry intrusions that are subdivided into Intrusions #1, #2, #2A, and #3. Intrusion #1 is the oldest, and generally the best mineralized phase. It forms the core of the system and is cut by the younger porphyritic intrusions. It is an E-W oriented elongate elliptical body (~1,300 m x ~500 m), and in the subsurface has a sill-like form intruding along the contact of the basement and volcanic package. At depth, the main body extends beyond the current limit of drilling (~1,000 m).

Alteration comprises an overlapping zoned system that contains a high temperature potassic core, an outer white mica-tourmaline zone and pervasive argillic alteration. The latter is particularly dominant in the western upper levels and throughout much of the surrounding volcanic sequence. Within the deposit, the largest zone of intense kaolinite alteration is focused in Intrusion #2A and a second smaller zone is focused in the southwest corner of the pit within Intrusion #1. Montmorillonite commonly overprints biotite in the potassic alteration zone. Porphyry-style sheeted to stockwork quartz veins occur with the potassic and white mica-tourmaline alteration zones.

Gold is very fine grained at Kışladağ. Gold in the argillic alteration occurs primarily with pyrite whereas in the white mica tourmaline alteration the gold grains occur with pyrite and muscovite. In the potassic samples, the majority of gold is hosted in K-feldspar.

Several drilling campaigns by both core drilling and RC drilling took place from 1998 through 2016 for a total of 198,000 m of which 38% was drilled in 2007 to 2010 and 26% in 2014 to 2016. It is this later drilling, mostly core holes, that provided information to enable upgrading of the mineral resource.

Diamond drilling in Kışladağ was done with wire line core rigs and mostly of HQ size. Drillers placed the core into wooden core boxes with each box holding about 4 m of HQ core. Geology and geotechnical data are collected from the core and core is photographed (wet) before sampling. SG measurements were done approximately every 5 m. Core recovery in the mineralized units was excellent, usually between 95% and 100%. The entire lengths of the diamond drill holes were sampled (sawn in half by diamond saw). The core library for the Kışladağ deposit is kept in core storage facilities on site.

Samples were prepared at Eldorado’s in-country preparation facility near Çanakkale in north- western Turkey according to the following protocol:

●
The entire sample was crushed to 90% minus 3 mm (or 75% minus 2 mm).

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A 1 kg subsample was split from the crushed, minus 3 mm sample and pulverized to 90% minus 75 µm (200 mesh). Prior to 2014, splitting was done by a riffle unit. After 2014 a Boyd rotary splitter was utilized.

●
A 110 g subsample was split off by taking multiple scoops from the pulverized 75 µm sample.

The 110 g subsample was placed in a kraft paper envelope, sealed with a folded wire or glued top, and prepared for shipping. The rest of the pulverized sample was stored in plastic bags for later use. All equipment was flushed with barren material and blasted with compressed air between each sample preparation procedure. Regular screen tests were done on the crushed and pulverized material to ensure that sample preparation specifications were being met.

A Standard Reference Material (SRM), a duplicate and a blank sample were inserted into the sample stream at every 8th sample. From there the sample pulps were shipped to the ALS Chemex Analytical Laboratory in North Vancouver until April 2015 and Bureau Veritas (formerly Acme Labs) in Ankara since then. All samples were assayed for gold by 30 g fire assay with an AA finish and for multi-element determination using fusion digestion and ICP analysis.

Quality Assurance

Assay results are provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established pass-fail criteria as follows:

●
Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations.

●
Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean.

●
Automatic batch failure if the field blank result is over 0.03 g/t Au.

If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.

Since the start of production in 2006, the entire drillhole database was reviewed in detail. Checks were made to the original assay certificates and survey data. Any discrepancies were corrected and incorporated into the current resource database. Eldorado therefore concludes that the data supporting the Kışladağ resource work are sufficiently free of error to be adequate for estimation. In Eldorado’s opinion, the QA/QC results demonstrate that the Kışladağ assay database is sufficiently accurate and precise for resource estimation.

4.
Exploration

Eldorado has not undertaken any recent exploration works at the Kışladağ Project.

5.
Mineral Processing

The Kişladağ Project is an open pit mine and heap leach operation with a three-stage crushing plant. The process plant will continue to operate as a three-stage crushing plant but the third stage will be replaced by a high pressure grinding rolls circuit (HPGR). Ore is conveyed to a leach pad and irrigated with cyanide solution, solution is recovered and processed in an ADR and electrowinning circuit to produce gold doré. The crushing circuit will process 12.6 Mt of ore per year resulting in approximately 160,000 ounces of gold produced annually.

To investigate the metallurgical response of remaining mineralization in the deposit, a large testwork program has been conducted at the on-site metallurgical laboratory involving gold recovery tests on 118 bulk samples of PQ diamond drill cores.

Testing by 2m column test revealed that the gold leach cycle time requirement has increased with depth in the open pit. Whereas previous, mineralization required approximately 90 to 120 days of irrigation to meet “maximum” gold extraction, the deeper mineralization will require approximately 300 days of irrigation. The columns testwork results were modeled to create a 3D recovery model to supplement and use with the gold grade model.

An ancillary testing program involved investigation of implementing HPGR (High Pressure Grinding Rolls) technology.

6.
Mineral Resources Estimates

The estimates were made from a 3D block model utilizing commercial mine planning software. Projects limits, in UTM coordinates, are 686295 to 688655 East, 4260615 to 4262955 North, and 0 to +1110 m elevation. Block model cell size was 20 m east x 20 m north x 10 m high.

Eldorado used new data from the mining and the 2014-16 drilling campaign to update the geologic model described. The resource and reserve work incorporated lithology and alteration models, all constructed in 3D in Leapfrog Geo software. To constrain gold grade interpolation for the Kışladağ deposit, Eldorado created 3D mineralized envelopes or shells. These were based on initial outlines derived by a method of probability assisted constrained kriging (PACK). The threshold value of 0.20 g/t Au was determined by inspection of histograms and probability curves as well as by indicator variography. Shell outline selection was done by inspecting contoured probability values. These shapes were then edited on plan and section views to be consistent with the lithology model and the drill assay data so that the boundaries did not violate data and current geologic understanding of mineralization controls.

The block size for the Kişladağ model was selected based on mining selectivity considerations (open pit mining). It was assumed the smallest block size that could be selectively mined as ore or waste, referred to the selective mining unit (SMU) and was approximately 20 m x 20 m x 10 m. The assays were composited into 5 m fixed-length down-hole composites. The composite data were back- tagged by the mineralized shell and lithology units (on a majority code basis). Risk posed by extreme gold grades were checked; the gold distributions at Kışladağ do not indicate a problem with such grades.

Grade modelling consisted of interpolation by ordinary kriging (OK) for all domains inside the mineralized shell and inverse distance weighting to the second power (ID2) for background model blocks. Nearest-neighbor (NN) grades were also interpolated for validation purposes. Blocks and composites were matched on estimation domain.

A two-pass approach was instituted for interpolation. The first pass required a grade estimate to include composites from a minimum of two holes from the same estimation domain, whereas the second pass allowed a single hole to place a grade estimate in any uninterpolated block from the first pass. This approach was used to enable most blocks to receive a grade estimate within the domains, including the background domains. Blocks received a minimum of 2 to 3 and maximum of 3 to 4 composites from a single drill hole (for the two-hole minimum pass). Maximum composite limit ranged from 9 to 12. Searches had 95 to 500 m ranges for the estimation domains. The gold model was validated by visual inspection, checks for global bias and local trends and for appropriate levels of smoothing (change-of-support checks).

The mineral resources of the Kişladağ deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101. The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories.

Inspection of the Kişladağ model and drillhole data on plans and cross-sections, combined with spatial statistical work and investigation of confidence limits in predicting planned annual and quarterly production, contributed to the setup of various distance to nearest composite protocols to help guide the assignment of blocks into measured or indicated mineral resource categories. Reasonable grade and geologic continuity is demonstrated over most of the Kişladağ deposit, which is drilled generally on 40 m to 80 m spaced sections. Blocks were classified as indicated mineral resources where blocks containing an estimate that resulted from samples spaced within 80 m and from two or more drill holes. Where the sample spacing was about 50 m or less, and the grade estimated were from at least three drill holes, the confidence in the grade estimates and lithology contacts were the highest and were thus permissive to be classified as measured mineral resources. All remaining model blocks containing a gold grade estimate were assigned as inferred mineral resources.

A test of reasonableness for the expectation of economic extraction was made on the Kişladağ mineral resources by developing a series of open pit designs based on optimal operational parameters and gold price assumptions. A pit design based on $1,800/oz Au and heap leaching was chosen to constrain mineral resources likely to be mined by open pit mining methods. Eligible model blocks within this pit shell were evaluated at an open pit resource cut-off grade of 0.25 g/t Au. For interpolated blocks lying outside this pit design, likely mining would be by underground methods. The necessary economic threshold would be higher; thus a cut-off grade of 0.60 g/t Au was chosen. Also, due to increased uncertainty introduced by invoking a different mining method on these outside pit resources, all measured eligible blocks were downgraded to Indicated.

The Kişladağ mineral resources as of January 17, 2020 are shown in the following table as of January 17, 2020:

Table 9: Kişladağ Mineral Resources as of January 17, 2020

Mineral Resource Category	Resource (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Measured	345,440	0.63	6,975
Indicated	54,779	0.52	913
Measured & Indicated	400,219	0.61	7,888
Inferred	29,933	0.60	575

7.
Mineral Reserves and Mining Methods

The operation uses conventional open pit techniques to feed crushing and heap leaching circuits to process the ore. The mineral reserves reported in this section are based upon continuation of heap leaching and a modification in the crushing circuit by the addition of a high pressure grinding roll (HPGR) in place of the existing tertiary crushers from mid-2021 onwards.

The open pit optimization and pit design was completed using MineSight® software with comparative checks using Whittle® software. No dilution was included in the conversion of mineral resources to mineral reserves as the block modelling methodology (probability assisted constrained kriging) already accounts for dilution. Wall slope design incorporated inter-ramp slope angles by the usage of 15 sectors, created from analysis and modeling of multiple years geotechnical data.

The mineral reserves for the deposit were estimated using a gold price of US$1,250/oz and are effective January 17, 2020. The mineral reserves are reported using a cut-off grade of 0.19 g/t recoverable gold grade for ore that will be processed by heap leaching. This is roughly equivalent to a cut-off of US$7.29/t net smelter return (NSR) or an insitu gold cut-off grade of approximately 0.356 g/t. Mineral reserves are as follows:

Table 10: Kişladağ Mineral Reserves Effective January 17, 2020

Mineral Reserves Category	Ore (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Proven	164,531	0.73	3,851
Probable	8,644	0.57	159
Proven & Probable	173,175	0.72	4,010

The mineral reserves as reported are derived from and are included in the mineral resources.

The mine is an open pit delivering 12.6 Mtpa ore to the three-stage crushing circuit followed by heap leaching. Life of mine strip ratio will be approximately 1.12:1. Mining methods are by conventional open pit techniques with unit operations consisting of drilling, blasting, loading, and hauling by truck.

The mine fleet includes seven diesel drills, two electric drills, one 29 m3 electric hydraulic shovel, two 21 m3 diesel hydraulic shovels, two 21.4 m3 wheel loaders, one 12 m3 wheel loader, fourteen 136 tonne trucks and ten 219 tonne trucks. The major equipment is supported by a fleet of graders, dozers, a backhoe and water trucks. No additional primary production equipment will be needed and no complete replacements will be required for this reserve.

Ore and waste are mined on 10 m benches. Ore will be hauled to the primary crusher for processing and waste rock will be placed in the south rock dump (SRD) and the north rock dump (NRD). The current SRD can accommodate 158.2 Mt of additional material from Dec 31, 2019. The north rock dump location has capacity far in excess of the remaining 34.9 Mt of waste that will be extracted with the ore reserves.

Mining has been designed in five phases with mining of the first two phases already completed. The mining of phase 3 is ongoing. The final pit will be approximately 1,650 m (east-west) x 1,300 m (north-south) x 565 m deep.

8.
Metallurgical Testwork and Recovery Methods

In order to better understand gold leach recovery characteristics of remaining mineralization, a comprehensive PQ sized diamond core drilling program in the open pit was designed and executed in early 2019. The program comprised 117 holes with a total of 18,387 m. A total of 101 holes were drilled for metallurgical testwork on site and 16 holes were drilled to generate bulk samples for HPGR testing. Out of the 101 PQ diamond drill holes, 118 composite samples were created to represent different locations, depths, rock types, alteration types, and contacts between units. Throughout the deposit, the materials from 2 to 4 holes were combined to make up the composite samples. Bulk samples for HPGR testing were created on PQ sized holes where each sample was made out of 4 holes to create enough sample weight (~ 5 tonnes). Three bulk composite ore samples were created,

Each of the composite samples was crushed and screened in the metallurgical laboratory at the mine site to a particle size distribution, which closely mimics that of the plant crusher circuit. Parcels of each crushed composite sample were subjected to 2 m high, column leach tests for a 220 day duration. Given the lengthy column test duration requirements, small-scale IBRT tests were conducted in parallel with the columns to a) determine if a more rapid recovery value could be obtained for future recovery testing, and b) act as validation of the columns results. Typical duration for these tests is 5 to 10 days, however, the tailored approach, to better relate to the deeper Kışladağ mineralization, entailed increasing the duration to 45 days.

Testing revealed that the gold leach cycle time requirement has increased with depth in the open pit. Whereas previous, shallower mineralization required approximately 90 to 120 days of irrigation to meet “maximum” gold extraction, the deeper mineralization will require approximately 300 days of irrigation. Mean averaged gold recovery of the 2 m column tests was 51.8%; the 45 day IBRT tests returned averaged gold recoveries of 51%, confirming the 220-day column recoveries. The IBRT result confirms the procedure as valid for returning quicker recovery estimates.

Products from the HPGR testwork were tested by IBRT for ultimate recovery. Averaged results show an additional 3.9 percentage points recovery were achieved at the highest operating pressure (4.4 N/mm2) giving a total of 54.8% in comparison to the base test 50.9%.

The column recovery data was modeled in 3D using Leapfrog Geo, an implicit modelling software. This created a base leach recovery model that mimicked the variation of the samples. An HPGR recovery model was made by simply adding 3.9% recovery units onto the interpolated column recovery values.

The ore is processed in a conventional heap leach facility which consists of a three-stage crushing plant. The process plant will be modified with the construction of an HPGR unit to replace the tertiary crushing circuit. Typical crushed product size is 80% passing 6.5 mm. An overland conveyor moves the ore from crushing plant to heap leach pad where mobile conveyors and a radial stacker places the crushed ore onto the leach pad. The radial stacker is designed to place the ore in 10 m high lifts in an 80 m wide sweep, the width of one cell. Dissolved gold is recovered in a carbon adsorption facility onto activated carbon. The gold-loaded carbon is then stripped on site in a refinery and the final product is a gold doré bar.

The existing south heap leach pad is a series of 30 cells each 80 m wide by 800 to 1,000 m long with a total size of approximately 1 km x 2.4 km. The south heap leach pad has a capacity of 234 Mt and is planned to be in service until 2029, when its maximum capacity is reached. A new north heap leach pad will be constructed directly north of the existing heap leach pad to provide additional 90 Mt of stacked ore capacity.

Material is now placed on interlift liner and is mixed with cyanide solution while being placed on the heap leach pad.

9.
Infrastructure, Permitting and Compliance Activities

The project does not have to upgrade the existing access road, power or water supplies.

The crushing plant is adjacent to the open pit and the administration buildings are located on ground level to the north of the open pit.

The south leach-pad is located on the western toe of Kişla Dağ and bounded on the west side by the main basin drainage course. The south leach pad facility starts 300 m north of the crusher plant and extends northwards, approximately 2.4 km.

A north leach pad facility, process and collection ponds will be constructed approximately 600 m north of south heap leach and will be accessed by a new overland conveyor connected to the current conveyor running along the east side of the south pad.

The south rock dump (SRD) is centered about 1 km southwest of the open pit and currently holds approximately 210 Mt of waste rock with additional capacity of 158.2 Mt within the permit boundaries. A new north rock dump (NRD) on the mountain west of the leach pads will need to be created. Designed to a capacity of 110 Mt, combined with the remaining SRD capacity will ensure sufficient capacity to hold the waste rock generated in the current mine plan.

The site is bounded by a series of collection ditches to divert non-contact water around the site to reduce the volume of contact water. All contact water is collected from the mine site and pit inflows and sent to collection ponds at the treatment plant. The treatment plant is located north of the existing ADR plant with a capacity of 625 m3/hr. On site there are numerous ponds to collect process streams (barren and pregnant solutions at the ADR plant), contact water, non-contact water, and surge ponds for storm events. The ponds were sized based on a 100-year storm event with additional capacities for storage and process surges.

The process of obtaining the necessary permits for a mining operation in Turkey is similar to the European Union EIA Directive.

The following are the key Project permits obtained to date, including the date and the governmental authority that issued them:

●
Mining Operation Licence dated October 5, 2012 issued by the Ministry of Energy and Natural Resources;

●
Mining Operation Permit dated October 5, 2012 issued by the Ministry of Energy and Natural Resources;

●
EIA Permit dated June 24, 2014 issued by the Ministry of Environment;

●
Forestry Permit10 dated June 30, 2004 issued by the Directorship of Forestry;

●
Opening Permit dated September 5, 2019 issued by the Provincial Administration of Uşak;

●
Grazing Land Permit11 dated January 16, 2019 issued by the Ministry of Agriculture and Forestry; and

●
Environmental Permit and Licence12 dated March 22, 2019 issued by the Ministry of Environment.

The Kişladağ Project Environmental Impact Assessment (EIA) study was completed in January 2003 and submitted to the Turkish Authorities at the Ministry of Forest and Environment. An Environmental Positive Certificate for the project was subsequently obtained in June 2003. Tüprag applied and received subsequent EIA amendments in 2011 and 2014 to increase the Kişladağ operations throughput to 12.5 Mtpa and 35 Mtpa respectively. The current EIA area covers 2,509 ha. The land is classified as forestry (54%), treasury (11%), with the remaining area belonging to private land holders. As of December 31, 2019, Tüprag is the owner of 86.95% of the private land within the concession. The scope of the existing EIA is sufficient to accommodate envisioned heap leach pad Project.

10 There are multiple forest permits. Permit durations are determined by the duration of the Mine Operation license (2032). After the mining operation licence and permit was renewed on 2012-10-05, the older 17 different forestry permits (starting from 2004) were combined under 3 permits and they were all renewed on 2017-05-04.

11 There are multiple grazing land permits. Permit durations are determined by the duration of the Mine Operation License (2032).

12 The Environmental Permit and Licence is renewed every five years from the date of issue.

The Kişladağ gold mine employs approximately 82% of its labour force from Uşak and villages surrounding the mine. As an active part of the surrounding communities the mine has completed numerous infrastructure programs within the region including primary schools, water works including the Gedikler Dam, and a 42 classroom building for Uşak University.

No environmental liabilities have been assumed with the Project.

10.
Capital and Operating Costs

The currency exchange rates used are as per Q4 2019 market conditions. All costs are presented in US Dollars (US$) based on the exchange rates shown in the following table:

Currency Code	Currency Name	Exchange Rate
US$	United States Dollar	US$1.00 = US$1.00
₺	Turkish Lira	US$1.00 = ₺6.20
CAN$	Canadian Dollar	US$1.00 = CAN$1.30
€	Euro	US$1.00 = €0.87

The total growth capital cost includes the life-of-mine capitalized waste stripping costs, as well as the initial investment cost to obtain commercial product of a new HPGR circuit. Mining costs at Kişladağ are very well understood, and as such, actual productivities and costs were used as the basis of the mining costs. Growth capital costs are summarized in the following table:

Table 11: Growth Capital Cost Summary

Area	US$ x 1,000
Waste Stripping	254,970
HPGR	13,468
Other Plant Equipment and Platework	4,577
Civil Site Services	25
Concrete and Structural Steel	2,791
Electrical & Instrumentation	826
Sub-Total Direct Costs	276,657
Indirects and Owners	4,504
EPCM	2,386
Contingency	7,253
Total Installed Cost	290,800

Everything other than the Waste stripping of $255 M is associated with the purchase and installation of the HPGR. The costs of the HPGR project in isolation is $35.8 M.

The basis of the sustaining capital cost estimates vary based on the nature of the costs. Kişladağ has been in operation since 2006. Costs associated with earthworks, leach pad construction, and maintenance of capital equipment are very well understood. Ongoing contract rates, actual costs data, and other in-house data have been utilized as the basis of large majority of sustaining capital costs, summarized in the following table:

Table 12: Sustaining Capital Cost Summary

Area	US$ x 1,000
Mining Equipment Rebuild	58,379
Miscellaneous Mining Capital	3,030
North Rock Dump	5,117
North Leach Pad	116,976
Interlift Liners	25,260
Other Process Capital	32,487
General and Administrative	1,101
Other Sustaining Construction	2,898
Total Cost	245,247

The operating cost estimate was developed based on a combination of first principle calculations, reliance on historical productivities, ongoing contract rates, past purchase orders, and actual annual operating costs for the crushing circuit, heap leach pad, plant infrastructure, and G&A.

The life-of-mine operating cost estimate has been benchmarked against actual operating cost data collected since the start of operations. Operating costs were calculated for each year of operation, totalling an average of US$111 M per annum and US$9.16/t ore over life-of-mine, summarized in the following table:

Table 13: Operating Costs

	LOM Average (US$/t)	LOM Expenditure (US$ x 1,000)
Mining	2.76	477,592
Process	4.92	851,359
G&A	1.43	247,794
Transport and Refining	0.05	8,891
Total Operating Costs	9.16	1,585,727

The Kişladağ economics were analyzed using US$1,400/oz Au and a discount rate of 5%. The test of economic extraction for the Kışladağ mineral reserves is demonstrated by means a sensitivity analysis. At the mineral reserve metals price of US$1,250/oz Au, the Kişladağ operations shows positive economics. Silver credit was assumed to be 0.50 oz silver payable per 1.0 oz gold payable, based on historical averages, the model assumes a silver price of US$18.00/oz; 100% of the gold recovered is payable.

Transport and refining costs of US$3.80/oz was used for economic analysis, based on historical averages at the Kişladağ operations.

The model has been prepared on a yearly life of mine basis. The LOM is 15 years from the beginning of 2020.

The after-tax net present value (NPV) of Kişladağ is estimated to be US$582 M using a gold price of US$1,400/oz and a discount rate of 5%. All capital investments planned for Kişladağ are self-funding.

The economic model was subjected to a sensitivity analysis to determine the effects of changing metal prices on the Project financial returns.

Results are summarized as follows:

Figure 6: Sensitivity Analysis on Gold Price

11.
Exploration, Development and Production

It is concluded that the work to support the Kişladağ Technical Report indicate that the mineral resource and mineral reserve estimates and mine economics are sufficiently defined to indicate that the Kışladağ gold mine, with its new lengthier time leach recovery model is technically and economically viable as a gold heap leach operation. HPGR studies should advance to the basic engineering phase.

Eldorado has a high degree of confidence in the contents of the Kişladağ Technical Report.

Olympias Mine

Eldorado owns and operates the Olympias mine in Greece through its 95% owned subsidiary Hellas Gold SA (Hellas Gold). Eldorado has prepared a technical report of the Olympias mine to provide an updated description of the geology and mineralization, mineral resources and mineral reserves, and mine and mill operations in light of significant additional technical studies as well as operating experience since the prior technical report, which had an effective date of July 14, 2011.13

Information and data for this report were obtained from the Olympias mine and Eldorado’s corporate office. The work entailed review of pertinent geological, mining, process and metallurgical data in sufficient detail to support the preparation of the Olympias Technical Report.

The qualified persons responsible for preparing Olympias Technical Report as defined in NI 43-101, Standards of Disclosure for Mineral Projects and in compliance with 43-101F1 are David Sutherland, P.Eng., Paul Skayman, FAusIMM, Ertan Uludag, P.Geo., Colm Keogh, P.Eng. and Sean McKinley, P.Geo., whom are all employees of Eldorado. All qualified persons have visited the Olympias gold mine.

13 Forward, P., Francis, A., and Lidell N. 2011, Technical Report on the Olympias Project, Pb Zn Ag Deposit, Northern Greece, effective date 14 July 2011.

1.
Property Description, Location and Access

The Olympias mine is located within the Kassandra Mines complex located on the Halkidiki Peninsula of Northern Greece. The Olympias mine lies 9 km north-northwest of the Stratoni port and loading facility, accessed by a paved road along the coast. The terrain is characterized by hills rising to about 600 m above sea level, with steeply incised valleys.

The Olympias mine consists of mining concession numbers F13 and F14, which have a combined area of 47.27 km2. Hellas Gold has been granted mining rights over these concessions until 7 April 2024. The concessions are conditionally renewable for a further two consecutive periods of 25 years each. Hellas Gold has ownership of a small portion of private land within the concessions.

In July 2011, the Ministry of Environment (MOE) formally approved the Environmental Impact Statement (EIS) submitted by Hellas Gold for the three Kassandra mines mine sites, being Olympias, Skouries, and Stratoni. This EIS is valid for 10 years and subject to renewal in 2021.

For production to commence, the MOE required the submission of a technical study. A study was submitted to the MOE and approved in early 2012. The installation permit for what was termed the Phase II process plant was issued on 22 March 2016. The Company received the operating permit for the Phase II plant in September 2017, allowing commencement of commercial production operations. Also, in September 2017 the Company received an extension of the installation permit and an interim operating permit for the Kokkinolakkas Tailings Management Facility (TMF), as well as the delayed installation permit for the paste backfill plant.

Notifications for the Operation of the Olympias Paste Plant and Kokkinolakkas TMF were formally submitted in 2018 and remain in force in line with new legislation that replaced previous operating permit issuance procedures.

Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At the price index selected for the Project evaluation, Hellas Gold would pay a royalty of approximately 2% on Au, 1% on Ag, 0.5% on Pb, and 1% on Zn revenues.

The corporate income tax rate for Greek companies in 2018 was 29%. This is legislated to drop by 1% per annum until it reaches 25% in fiscal year 2022.

The closure and environmental rehabilitation activities for Kassandra Mine Mineral Deposits Project relate to the following facilities:

●
Open pit and underground mine

●
Integrated waste management facility (IWMF)

●
Process facilities and infrastructure

To meet the requirements of the reclamation program, decommissioning, closure, and reclamation of the affected areas must be undertaken.

Hellas Gold has provided €57.5 M in Letters of Guarantee to the MOE as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines project and the removal, cleaning and rehabilitation of the old disturbed areas from the historic mining activity in the wider area of the project.

Hellas Gold has also provided insurance coverage in accordance with Presidential Decree 148/2009 (Government Gazette 190/A/29.9.2009) for environmental liability.

2.
History

There is a long history of mining in the area. Ancient mining reached a peak during the time of Philip II of Macedon and Alexander the Great, in the period 350 to 300 BC. The lead-rich ores from the Madem Lakkos mine at Stratoni were smelted for silver and the Olympias ores were processed for their high gold content. It has been estimated, from the volume of ancient slags, that about 1 Mt of ore were extracted from each locality during this period. It is believed that by 300 BC, the bulk of the ores above the water table at Olympias had been exploited, though the Stratoni mine continued in production through the Roman, Byzantine, and Ottoman periods.

The following is a summary of the milestones in the history of the Olympias mine:

Table 14: Summary of the History of the Olympias Property

Year	Commentary
Historic times	Bulk of ores at Olympias above water table were extracted by 300 BC.
1933	Shaft sunk to 74 m depth with some drifting.
1954	Owners commenced exploration; thin, discontinuous sulphide lenses encountered (and many ancient workings).
1965-66	Further drilling intersected 10 m of lead-zinc mineralization 20 m below the 1933 shaft.
1970	Ownership transferred to Hellenic Fertilizer Company; ramp was started, and production commenced in West Orebody.
1974-84
Mine was developed to mine lead and zinc. Shaft was sunk to the -312 m level; high grade mineralization of East orebody intersected; highly profitable mining using sub-level caving; eventual transition to less profitable drift-and-fill mining due to excessive dilution, ground subsidence and water problems.

1991	Hellenic Fertilizer Company went into receivership; mine continued production under subsidy from Greek government.
1995	Ownership transferred to TVX Gold Inc. (TVX); production suspended to allow for drilling to define mineral resources.
1998-99	TVX completed drilling campaign (760 holes, 91,319 m) and issued a Mineral Resource estimation; initial feasibility study completed.
2004
Aktor acquired mining concessions holding 317 km2, including the Olympias and Skouries, deposits together with Stratoni (the Kassandra Mines) through its subsidiary Hellas Gold. The Hellas Gold acquisition of the Kassandra Mines was ratified by parliament and passed into law in January 2004 (National Law no. 3220/2004).

European Goldfields (EGL) acquired its initial ownership percentage interest in Hellas Gold from Aktor through its wholly owned subsidiary European Goldfields Mining (Netherlands) B.V.
2007	EGL increased share ownership of Hellas Gold to 95% (with 5% held by Aktor).
2011	EIS approved by Greek government.
2012	Eldorado acquired the project via the acquisition of EGL. Commenced tailings re-treatment and rehabilitation of the underground mine shortly thereafter.

3.
Geological Setting, Mineralization and Deposit Types

The Western Tethyan orogenic belt in southeast Europe contains several major metallogenic provinces including the Serbo-Macedonian Metallogenic Province that hosts the Kassandra mining district. Crystalline basement within the district includes the upper Serbo Macedonian Vertiskos Unit and the lower Kerdilion Unit exposed within the southern Rhodope metamorphic core complex.

The Olympias deposit is located 6 km north of the Stratoni fault within the Kerdilion unit. Replacement-style sulfide orebodies are hosted by marble interlayered within a sequence of quartzo-feldspathic biotite gneiss, amphibolite and plagioclase microcline orthogneiss. The massive sulfide orebodies plunge shallowly to the southeast for over 1.8 km, subparallel to the orientation of F2 fold hinges and a locally developed L2 intersection lineation. The locations of the sulfide lenses, however, are largely controlled by strands of the ductile-brittle Kassandra fault and East fault and sub-horizontal shear zones that occur between the two faults.

Sulfide mineralogy of the Olympias deposit consists of coarse-grained, massive and banded lenses dominated by variable amounts of sphalerite, galena, pyrite, arsenopyrite, chalcopyrite and boulangerite. Gold occurs primarily in solid solution with arsenopyrite and pyrite.

Olympias is an example of a polymetallic carbonate replacement deposit. However it is somewhat unusual due to the high Au content of the deposit. Key characteristics of this class of deposit include carbonate host rocks, massive sulfide mineralization, spatial and temporal relationship with magmatism and zoned metal distribution.

4.
Exploration

Eldorado has not undertaken any significant exploration work at the Olympias. There have been geological studies carried out on the deposit as follows:

●
Surface geological mapping in the area surrounding the minesite.

●
A study of the deposit geology and structural controls, and a separate petrographic study were carried out in 2013.

●
In 2018 a review of the geological controls of the deposit was carried out. There was also a review of the logging database; this work simplified the logging codes to bring consistency to the process and recommended further studies on the alteration rock geochemistry.

●
Some Terraspec (Hyperspectral) SWIR measurements have been carried out on core to measure alteration footprints to assist in future exploration targeting.

5.
Drilling, Sampling, Analysis and Data Verification

Diamond drillholes continue to be the prime source of subsurface geologic and grade data for the Olympias deposit. The previous operator, TVX, drilled 764 drillholes for a total of 93,246 m. These are becoming less important as new information is acquired. Currently holes are drilled by Eldorado using contractors drilling HQ or NQ-size (63.5 mm or 47.6 mm nominal core diameter). The average drillhole depth is 100 m, as the holes are drilled from locations underground giving good intersection angles with the zones. There are currently 1,855 drillholes for 210,893 m in the database.

Core is delivered to secure core logging areas, and the core is logged in detail straight into a database using computer tablets. Lithology, alteration, structure and mineralization data is collected; core recovery data is also measured. Core photos are routinely taken of all the core, both wet and dry, using a camera stand to ensure consistent photographs. Collar and downhole survey data is collected. Downhole surveys are taken using a Reflex GyroTM or a Devico Deviflex. Both of these multishot instruments are calibrated annually.

A dataset of measured bulk densities from over 900 mineralized samples is used to inform the resource block model.

Sampling of the core is carried out on 1 m intervals or to geological contacts. The core is sawn using an automated core saw and half is bagged for dispatch, with the remainder being placed in the core box for storage. Drill core samples are routinely sent to the ALS facility in Romania. They are bagged and packed in large sealed wooden bins before being trucked to ALS. The sample rejects are returned to the mine site in the same bins. The samples are prepared for assaying at the ALS facility.

All samples were assayed for gold by 30 g fire assay with an AAS finish, with Au values above 10 ppm determined by a gravimetric finish. Multi-element determination was carried out by inductively coupled plasma mass spectrometry (ICP-MS) analysis and / or inductively coupled plasma emission spectroscopy (ICP-ES) analysis.

Eldorado employs a comprehensive QA/QC program as part of the assaying procedure, involving regular insertion of Certified Reference Materials (CRMs), duplicates and blank samples. Site geologists regularly monitor the performance of CRMs, blanks and duplicates as the assay results arrive on site. In Eldorado’s opinion, the QA/QC results demonstrate that the Olympias mine’s assay database is sufficiently accurate and precise for the resource estimation.

An important measure of performance at any producing mine is reconciliation of the block model to the final mill production figures, adjusted for stockpiles as necessary. The reconciliation conducted at Olympias is detailed and thorough. It is currently providing a quarterly snapshot and demonstrating that the block model, and thus the mineral resources, are valid and robust. This validates the data underpinning the model and is, by association, a good verification of the work done.

6.
Mineral Processing and Metallurgical Testing.

Historical and independent metallurgical test reports on samples from the Olympias deposit were reported to be commissioned by previous mine owners. The 2011 Technical Report concluded that, in general, the testwork confirmed the anecdotal evidence from historic operations that the ore responds well to flotation with high recoveries.

In 2015, further metallurgical testwork and mineralogical investigations were carried out on Fresh Ore and Old Ore samples from the Olympias deposit. The main sulphide minerals in these samples were galena, sphalerite, pyrite, and arsenopyrite. Other than quartz, all other minerals can be considered minor. The liberation of all sulphide minerals was excellent at a P80 of 120 µm. Flotation of galena, sphalerite and pyrite / arsenopyrite in a sequential flowsheet was found to be effective at producing lead, zinc and gold concentrates.

Lead flotation was found to work well with Aerophine 3418 A, with lime and sodium cyanide the only depressants needed. Copper activation and zinc flotation were found to be optimum at a pH of 11.8 with CuSO4 and SIPX. Flotation of pyrite and arsenopyrite was effective at a pH of 6.0 controlled with sulphuric acid and SIPX.

The rejection of arsenic and antimony were found to be problematic in the Pb concentrate in different samples. It was found to be extremely difficult to reduce the content of arsenic in the Pb concentrate from Fresh Ore to less than approximately 3%. Antimony was not an issue with the Fresh Ore, but was identified with the Old Ore as being present in the Pb concentrate at a grade of approximately 3%, although arsenic was not an issue.

Tests confirmed good settling-thickening characteristics for the concentrates and tailings samples. Vacuum filtration of the Tails underflow sample showed high throughput and low residual cake moisture, which ranged from 13.6% to 22.3%. Pressure filtration on concentrate underflow samples indicated high throughput and low residual moisture.

Acid Base Accounting (ABA) testing indicated uncertain acid generation potential for the Olympias tailings; NAG testing reported no net acidity generated. Analysis of the NAG liquor reported arsenic at an environmentally significant concentration.

7.
Mineral Resources Estimates

Mineral resource estimates for Olympias mine were made from a 3D block model utilizing MineSight 3D software. Project limits, in UTM coordinates, are 478105 to 479700 East, 4491165 to 4493480 North and -800 to +60m elevation. Cell size for the project was 5m east x 5m west X 5m high.

A grade based discriminant was developed to allow for more consistent interpretations to be made. This was accomplished by creating a simplistic value formulae based on the logic of a Net Smelter Return (NSR) formula that used a combination of metal prices and metal recoveries to act as weighting factors against each metal. This metric, a dollar value, proved to be an excellent surrogate for a comprehensive equivalent grade. Inspection of these resource defining values (RDV) showed that for the parameters used, a value of $50 best defined what one would classify as likely economically mineralized zones.

For the Olympias modeling, the deposit was divided into three zones: East, West, and Flats. Within each of these zones, modeling domains were created using the $50 RDV. Assays and composite samples were tagged by these domain shapes ahead of data analysis and grade interpolation. The assays were top-capped prior to compositing and were composited into 1 m composites within the wireframes.

Grade estimates for Au, Ag, As, Pb, Zn and Fe were interpolated using an inverse distance to the power of 4 (ID4) method. Nearest–neighbour (NN) grades were also interpolated as a declustered distribution to validate the estimation method. A multi-pass approach was instituted for interpolation. The first pass required a grade estimate to include composites from a minimum of two holes from the same estimation domain, whereas the second pass allowed a single hole to place a grade estimate in any uninterpolated block from the first pass. The metal models were validated by visual inspection, checks for global bias and local trends and for appropriate levels of smoothing (change- of-support checks).

The mineral resources of the Olympias mine were classified using logic consistent with the CIM definitions referred to in NI 43-101. The mineralization of the mine satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories.

Olympias mine mineral resources, as of September 30, 2019, are shown in the following table. The Olympias mine mineral resources are reported at a zero cut-off within wireframes based on $50 RDV.

Table 15: Olympias Mine Mineral Resources as of September 30, 2019

Classification	Tonnes (Kt)	Au (g/t)	Au (Koz)	Ag (g/t)	Ag (Koz)	Pb (%)	Pb (Kt)	Zn (%)	Zn (Kt)
Measured	2,702	10.93	950	156	13,552	5.0	135	6.0	162
Indicated	11,779	7.52	2,848	134	50,746	4.6	542	6.2	730
Measured and Indicated	14,481	8.16	3,798	138	64,298	4.7	677	6.2	892
Inferred	3,720	7.98	954	137	16,385	3.9	145	4.0	149

8.
Mineral Reserves

Mineral reserve estimates conform to CIM Definition Standards (2014). All design and scheduling have been completed using the mineral resource model and estimate described in Section 14. Only measured and indicated resources have been used for mineral reserves estimation. The estimation assumes that the mining methods employed at the mine will be drift and fill (DAF) and transverse longhole open stoping (TLHOS).

The cut-off values supporting the estimation of underground mineral reserves were developed in 2018 and based on future projected operating costs at a steady-state production rate of 650,000 tonnes per annum. The operating cost assessment indicated that NSR values of $133/t for DAF mining and $116/t for TLHOS mining would adequately cover all site operating costs on a breakeven basis. The weight averaged operating cost can be estimated at $125/t considering the balance between TLHOS and D&F. These DAF and TLHOS cut-offs were used to create potentially mineable stope shapes from the NSR block model (NSR BM). The NSR BM was created by Eldorado and is based on metallurgical recovery experience and historical sales and includes recognition of transport and refining costs.

In the evaluation of underground mineral reserves, modifying factors were applied to the tonnages and grades of all mining shapes to account for dilution and ore losses. In the DAF stopes, a mining dilution factor of 13% and a mining recovery of 98% were estimated. In the TLHOS stopes a mining dilution factor of 14% and a mining recovery of 95% were estimated.

The mineral reserve estimate is summarized in the following table and has an effective date of September 30, 2019:

Table 16: Olympias Mineral Reserves as of September 30, 2019

Class	Tonnes (kt)	Au (g/t)	Au (Moz)	Ag (g/t)	Ag (Moz)	Pb (%)	Pb (kt)	Zn (%)	Zn (kt)
Proven	2,601	9.19	0.77	133	11.1	4.3	112	5.1	133
Probable	10,324	6.47	2.15	115	38.2	4.0	413	5.3	547
Total	12,925	7.02	2.92	119	49.3	4.1	525	5.3	680
Notes:

●
Mineral reserves are included in measured and indicated mineral resources.
●
Figures in the tables may not compute due to rounding.
●
The mineral reserves are based on a planning cut-off grade of $133/t for DAF and $116/t for TLHOS, and $50/t for development ore.
●
Cut-off grades are based on a gold metal price of $1,250/oz, silver metal price of $16/oz, zinc metal price of $2,000/t, and lead metal price of $1,800/t.
●
Metallurgical recoveries are based on feed grade and metallurgical algorithms.
●
Exchange rate used is €1.20 = US$1.00.
●
Average mining dilution and mining recovery factors of 14% and 95%, respectively, for LHOS, and 13% and 98%, respectively, for DAF are assumed.
●
Mineral reserves are reported on a 100% ownership basis; Eldorado owns 95% of Hellas Gold.

9.
Mining Operations

The Olympias Mine is a 100% underground (UG) mining operation extracting ore from three zones: East, West and Flats and two sub-zones: Remnants, and North. These are shown below as an isometric view of the Olympias underground zones looking north-west:

Figure 7: Isometric View of Olympias Underground Zones

Mining is currently at a rate of 360 ktpa. There is a production increase planned to take place between 2019 and 2023 to a steady-state value of 650 ktpa.

Ground support is a combination of shotcrete, split sets and swellex bolts of varying lengths. All mined out areas are backfilled either with paste fill or cemented aggregate fill.

Mining at Olympias will be a combination of drift and fill (DAF) and transverse longhole open stoping (TLHOS). TLHOS will be confined to areas of the Flats where geometry and ground conditions support the use of the higher productive method. The remainder of the mine will use DAF.

TLHOS will be excavated 10 m wide and 30 m high maximum. The maximum length varies depending on the height and average rock quality. Blind uppers will be used for drill and blast with no top accesses.

DAF mining utilizes the overhand mining method. Stopes are accessed on the foot wall side from the main ramp starting at the bottom of each 20 m high stoping block. Each lift is mined 5 m high, with each panel limited to 5 m wide. There are two methods of DAF stoping, longitudinal and multi-pass.

Longitudinal is utilized where the stopes are less than 10 m wide. A single pass is mined down the length of the stope and any remaining ore is slashed off the HW on retreat. The stope is then filled prior to taking down the back in the access for the next lift.

Multi-pass is utilized where the stopes are greater than 10 m wide. Mining starts by cross cutting the ore body from footwall to HW. Then a single drift is developed in the ore to the extents of the stope in both directions along the footwall. Transverse cuts are then made from footwall to HW at multiple locations such that multiple working faces are established. After each cut is made it is backfilled, and then a new cut is mined beside the previous one. Once the lift is completely mined out, the back of the access is taken down to start the next lift.

All stopes are filled with backfill after excavation. Currently a combination of cemented aggregate fill (CAF) and paste fill is used. The paste fill system has been designed to produce 42 m3/hr of paste, which will meet all future backfill requirements at 650 ktpa production with 70% utilization. CAF is delivered to stopes by truck and pushed into place with loaders. Paste is delivered with positive displacement pumps via drill holes and pipes.

There are two declines currently in use, one accessing the West Zone down to the Flats and one accessing the East Zone down to the Flats. There are multiple cross-over drifts between the two declines. Both declines are currently being extended into the Flats and to the bottom of the mine.

Both ore and waste are hauled to surface utilizing 40 tonne haul trucks on the existing and expanding declines. This will continue to be the case after the production increase to a steady-state value of 650 ktpa.

The total of personnel currently working at the mine is 562. The mine operates 3 shifts a day, 20 shifts per week.

There is currently 23 large pieces of mobile mining equipment on site: four jumbos, two bolters, five trucks, six loaders, four transmixers and two shotcrete sprayers. To achieve the production increase to 650 ktpa, funding has been allocated to increase this fleet number to 33. The increase will consist of one jumbo, two bolters, two longhole drills, two trucks, and three loaders.

The ventilation system consists of a single exhaust raise with fan. Air intake is via the two declines, the shaft and the old workings. Two means of egress are provided by the two declines. Current flow is 115 m3/s; this will increase to 360 m3/s for the 650 ktpa production rate.

Currently packaged explosives are being used for all blasting. There are no magazines on site and explosives are brought to site daily by the supplier. The use of bulk explosives is being investigated as an opportunity. The construction of a new underground magazine is planned for 2020. Steady-state full production explosives consumption is estimated at 53 tonnes per month.

As an operating mine, infrastructure is well developed with existing process water, compressed air, electrical distribution, and dewatering systems. For the 650 ktpa expansion, a new compressor, dewatering station and underground shop is being installed. These activities are currently in progress.

10.
Processing and Recovery Operations

The Olympias lead-zinc-gold-silver process plant has been developed in phases:

●
Phase I involved the recommissioning of the plant, after a prolonged inactivity, and processing of the existing tailings. Phase I commenced in 2013 and was completed on commissioning of Phase II.

●
Phase II was commissioned in late 2017 and is currently in operation. It included refurbishment and upgrading of the process facilities to process 430 ktpa of ore. The Phase II process facility consists of comminution, flotation and filtering to produce three saleable concentrates: lead / silver (lead), zinc and arsenopyrite / pyrite gold (gold). All concentrates are sold to worldwide markets. Tailings are used for underground backfill via the on-surface paste plant. Any tailings not used for underground mine backfill are filtered and trucked from the Olympias processing facility to the Kokkinolakkas tailings management facility (TMF) over public roads. Phase II will be in operation until commissioning of the Olympias Phase III expansion.

●
The expansion Project involves upgrading of the existing Olympias process plant to handle a mine feed rate of 650 ktpa of ore, and upgrades to the port facilities at Stratoni. A permit is required from the Government of Greece to extend the mine life of the existing Phase 2 facilities and to increase the processing rate to 650,000 tpa. A further expansion may be required. Studies are currently underway to extract more value from the gold concentrate that is currently being sold to traders and smelters around the world. If a viable extraction method is developed, then construction of a new metallurgical facility would follow.

The treatment facility incorporates the following unit process operations:

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Three-stage crushing to produce 80% material passing 13 mm ore.

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Ore storage between crushing and grinding in a fine ore bin with a 1,155 t live capacity.

●
Single-stage ball milling in closed circuit with hydrocyclones to produce 80% material passing 120 µm.

●
Flash flotation to remove high grade lead from the recirculating load.

●
Lead flotation employing the following circuits:

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Roughing and scavenging.

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Regrind of flash flotation and rougher / scavenger concentrate to 80% passing 15 µm size.

●
Three stages of cleaning and one stage of cleaner scavenging (in open circuit).

●
Zinc flotation employing the following circuits:

●
Roughing and scavenging.

●
Regrind of rougher / scavenger concentrate to 80% passing 15 µm size of rougher / scavenger concentrate.

●
Three stages of cleaning and one stage of cleaner scavenging (in open circuit).

●
Gold-pyrite flotation utilizing roughing and scavenging and a single stage of cleaning.

●
Concentrate thickening, filtration, packaging, and storage prior to dispatch from the mine site by road.

●
Tailings thickening and filtration prior to direct or reclaim addition to a cemented backfill plant.

●
Tailings paste backfill.

●
Reagent mixing, storage and distribution.

●
Water and air services.

11.
Infrastructure

As an operating mine, current infrastructure is robust and complete. The mine has access to the main highway system in Greece via paved roads to the mine site. Local services are provided via the towns of Olympiada and Stratoni, with additional services available through Thessaloniki.

Zinc concentrate is shipped via the port facility at Stratoni (owned by Hellas Gold). Lead and arsenopyrite concentrates are shipped via Thessaloniki. There is a plan in place to rehabilitate and upgrade the Stratoni port facility over the period from 2020 to 2023; this will allow for the shipping of all concentrates by bulk out of Stratoni with the associated cost savings.

Water for the mine is obtained from underground dewatering, after treatment. Excess water from underground is discharged into the Mavrolakkas stream after settling and treatment to meet discharge standards. Currently, the capacity to handle 400 m3/hr is available; this is being increased to 650 m3/hr, which will be sufficient for the mine life. Service water is supplied via a local borehole in the regional aquifer.

Waste rock is either recycled underground for fill or is disposed of in the existing waste disposal facility. Tailings not used for pastefill are dewatered to 13% moisture content and transported by truck to the new tailings management facility at Kokkinolakkas near the Stratoni facilities, about 23 km by public road from the mine.

Existing surface facilities consist of a surface workshop, administration building, dry, shaft, and fuel storage (60,000 litres capacity). The workshop and fuel storage will be adequate for the production increase. The shaft is used for inspection of a legacy pump station only and there are no plans to rehabilitate the shaft further. Construction of a new geology preparation laboratory and technical services building, and expansion to the existing administration building are to be completed as part of the expansion.

Current power to site consists of a 20 kV 10 mVA pole line from the PPC grid. To facilitate the production increase, a new pole line at 150 kV 25 mVA, along with a new substation, will be constructed over the years 2020 and 2021. Backup power consists of 4,920 kW of diesel generation in multiple distributed generators. An additional 2,500 kW of generated power will be added for the production increase.

The EIS for the Kassandra mines mineral deposits project (Kassandra Project) includes an area of 26,400 ha in north-eastern Halkidiki (Macedonia Region). The Kassandra Project includes the Skouries, Olympias and Stratoni sites. No significant impact is expected on the landscape, geological environment, atmosphere, or water resources in the area. The overall impacts to date have been positive to the environment, as legacy tailings and concentrate storage are in the process of being removed to the new TMF facility at Kokkinolakkas, and the associated areas rehabilitated. The Kassandra Project provides significant economic and social impacts for the Halkidiki Prefecture, including:

●
A significant contribution is made to the national economy.

●
Significant infrastructure is constructed and equipped by local companies.

●
Service industries in the local economy expand.

●
New jobs are progressively created.

After the completion of all Kassandra operations, the project areas will be rehabilitated according to appropriate and approved land uses. All structures are to be removed or left in a state that they do not pose a risk to the environment or public. The environment will be returned to a state of a self- sustaining ecosystem and safe and stable biological conditions will be re-created.

Hellas Gold has provided a letter of guarantee for €50M in favour of the Greek State as an assurance that the funds necessary for rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra mines project and the removal, cleaning and rehabilitation of the old disturbed areas from the historic mining activity in the wider area of the project. Additionally, a Letter of Guarantee to the MOE, in the amount of €7.5M, has been provided as security for the due and proper performance of the Kokkinolakkas TMF.

12.
Permitting

In July 2011, the Ministry of Environment (MOE) formally approved the Environmental Impact Statement (EIS) submitted by Hellas Gold for the three Kassandra Mines mine sites, being Olympias, Skouries and Stratoni, which involves an area of 26,400 ha, in north-eastern Halkidiki (Macedonia Region). This EIS is valid for 10 years and subject to renewal in 2021.

For production to commence, the MOE required the submission of a technical study. A study was submitted to the MOE and approved in early 2012. The installation permit for what was termed the Phase II process plant was issued on 22 March 2016. Installation work was completed in May 2017, at which time commissioning and trial production commenced. The Company received the operating permit for the Phase II plant in September 2017, allowing commencement of commercial production operations. In September 2017, the Company also received an extension of the installation permit and an interim operating permit for the Kokkinolakkas tailings management facility (TMF), as well as the delayed installation permit for the paste backfill plant.

Hellas Gold has provided a €50.0 M Letter of Guarantee to the MOE as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra mines project, and the removal, cleaning and rehabilitation of the old disturbed areas from the historic mining activity in the wider area of the project. Additionally, a Letter of Guarantee to the MOE, in the amount of €7.5 M, has been provided as security for the due and proper performance of the Kokkinolakkas TMF.

Notifications for the Operation of the Olympias paste plant and Kokkinolakkas TMF were formally submitted in 2018 and remain in force in line with new legislation that replaced previous operating permit issuance procedures.

13.
Social and Community Factors

The positive consequences of the Olympias Project are very important for the Halkidiki Prefecture and for the National Economy. The general financial and social consequences deriving from the Olympias Project are the following:

●
A significant contribution is made to the National Economy.

●
Significant infrastructure is constructed and equipped by local companies.

●
Service industries in the local economy expand.

●
New jobs are progressively created.

14.
Capital and Operating Costs

The total capital cost estimate includes the expansion to 650 ktpa in the process plant, as well as capital development of the underground mine and sustaining capital, which is primarily for development, mine, processing infrastructure, and maintenance. Expansion capital specifically includes process plant upgrades, water management facilities, phase 1 and phase 2 of the Stratoni port facility upgrade as allocated amongst the Kassandra assets, related indirect costs, EPCM, owner’s and contingency costs. Capital and sustaining capital costs are summarized as follows:

Table 17: Capital Cost Summary

Area	Growth ($ x 1,000)	Sustaining ($ x 1,000)	Total ($ x 1,000)
Mining Dev't and Equipment	9,616	89,471	99,087
Mine Infrastructure	3,876	49,161	53,037
Process Plant	18,892	14,356	33,248
Tailings + Water	9,457	17,630	27,087
Surface Supports	5,739	2,056	7,795
Stratoni Port Facility	15,478	5,700	21,178
Others	1,566	2,829	4,395
Total Direct Cost	64,624	181,203	245,827
Indirect Cost	6,894	10,990	17,884
Spares and Fills	3,153	-	3,153
EPCM	6,306	3,060	9,366
Owners Costs	3,153	-	3,153
Contingency	15,765	-	15,765
Total Installed Costs	99,894	195,253	295,147

Operating costs include allocations for underground mining, processing, tailings filtration, concentrate transport, tailings filtrations, materials handling, and stacking, water management, and general and administration (G&A).

Operating costs were estimated for each year of operation and are summarized as follows:

Table 18: Operating Costs Summary

Category	LOM ($M)	LOM average ($/t ore)	Steady State: 2024 to 2038 ($/t ore)
Mining costs	908	69.6	48.9
Tailings and water management costs	56	4.4	4.4
Processing costs	652	50.4	50.4
G&A costs	310	23.9	21.3
Total operating cost	1,925	148.3	125.0

Current labour productivities are considered very low when compared to other international operations. Eldorado believes that the envisaged improvement initiatives are reasonable and achievable and has allowed for effective work hours per shift to gradually reach 5.5 hrs. This will be assisted by the increase in number of available faces for DAF mining though design and sequence changes. The introduction of more cost-effective THLOS mining for approximately one third of the steady-state tonnage is also a major factor in the future operating costs schedules. All of these initiatives should be in place as steady state by 2024. To illustrate the positive impact of these initiatives on LOM operating costs, a separate column was created in Table 18 showing estimated costs from 2024 to 2038.

15.
Economic Analysis

The economic model has been prepared on an annual life of mine basis. The effective date of the estimate is assumed to be December 31, 2019. The LOM for the current mineral reserves is projected to be 21 years.

The after-tax cash flow analysis shows that Olympias is a robust Project once the additional capital is applied and the project reaches a steady state level of production. The net present value (NPV) of the Project is estimated to be $1,067M, using a discount rate of 5%, with positive after-tax net cash flows projected in all years other than 2019, the initial year of expansion capital expenditure.

Key results for the project economics are as follows:

Table 19: Key Economic Results

Olympias	Unit	Value
Total ore milled	kt	12,925
Net revenue	$M	4,501
Total Capital costs	$M	295
Operating costs (total)	$M	1,925
Transport, treatment and refining costs	$M	408
Royalties	$M	67
Corporate tax	$M	423
Net post-tax cash flow	$M	1,866
Post-tax NPV @ 5% discount rate	$M	1,061
Post-tax NPV @ 8% discount rate	$M	783

The economic model was subjected to a sensitivity analysis to determine the effects of changing metal prices, and of operating and capital cost assumptions on the projected financial returns. The results of the sensitivity analysis are as follows:

Table 20: Metal Price Sensitivity Analysis

Sensitivity Ranges
Parameters	Units	-15%	-7.5%	Project case	+7.5%	+15%
Gold price	$/oz	1,200	1,300	1,400	1,500	1,600
Silver price	$/oz	15.0	17.0	18.0	19.0	21.0
Lead price	$/t	1,800	1,900	2,100	2,300	2,400
Zinc Price	$/t	2,000	2,200	2,400	2,600	2,800
Results (after tax)
NPV 0%	$M	1,327	1,604	1,866	2,164	2,415
NPV 5%	$M	724	897	1,062	1,241	1,395
NPV 8%	$M	519	655	783	925	1,046
Taxation	$M	248	336	423	512	591
Royalties	$M	42	52	66	76	120

Table 21: Capital and Operating Cost Sensitivity Analysis

Sensitivity Ranges
Parameter	Units	-15%	Project case	15%
LOM Capex	$M	256	295	347
NPV 0% (after tax)	$M	1,927	1,866	1,836
NPV 5% (after tax)	$M	1,105	1,062	1,030
NPV 8% (after tax)	$M	823	783	755
LOM operating costs	$/t ore	126	148	170
NPV 0% (after tax)	$M	2,100	1,866	1,663
NPV 5% (after tax)	$M	1,205	1,062	929
NPV 8% (after tax)	$M	899	783	678

The test of economic extraction for Olympias is demonstrated by means of this sensitivity analysis. At the mineral reserve metals prices stated, Olympias shows strong positive economics. The sensitivity analysis also shows that the Olympias economics are robust when evaluated using lower metal price assumptions, or higher operating and capital costs.

16.
Exploration, Development and Production

Olympias is a mine with a long history that has only been recently put back into production by Eldorado. Commercial production was achieved in December 2017. Project economics are robust. There are sufficient mineral reserves for a mine life of 21 years at a steady-state production rate of 650 ktpa. The mine has embarked on a series of initiatives to increase both productivity and production rates (from current rate of 360 ktpa to 650 ktpa).

Key recommendations are as follows:

●
Expand extents of mineralization in upper levels of the mine area through conversion of Inferred resources and exploration. Any additional ore in this region would have synergies with the existing infrastructure.

●
Use of ore sorting or dense media technology to pre-concentrate the ore coming from underground before it is processed in the grinding and flotation circuits with the intention of maximizing the annual metal production from the Olympias mine

●
Ongoing research into an alternative processing method to extract additional value from the gold concentrate currently being sold directly to smelters and traders worldwide. Technical solutions do exist for extraction of much of the contained gold but these need to be able to demonstrate acceptable rates of return and to comply with environmental and safety requirements. If a viable extraction method is developed, then construction of the new metallurgical facility would follow.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this material change report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this material change report include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag, improved production at Olympias, expanded production, expectations regarding repayment of outstanding debt, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this material change report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this material change report, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this material change report was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer, a "qualified person" under NI 43-101.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:	Timothy Garvin
Executive Vice President and General Counsel
Telephone number: (604) 601 6692

Item 9.
Date of Report

March 3, 2020